UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
P5 Systems, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
California

Date of organization
June 30, 2016

Physical address of issuer
3264 Grey Hawk Court, Carlsbad, California 92010

Website of issuer
www.budtrader.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.

Name of intermediary through which the Offering will be conducted
EquiFund Crowd Funding Portal

CIK number of intermediary
0001705665

SEC file number of intermediary
7-115

CRD number, if applicable, of intermediary
Not applicable.

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
EquiFund Crowd Funding Portal, Inc., or the Intermediary, will receive 7% of the amount raised in the offering made under this Form C, or the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will be entitled to receive a number of shares of common stock of the issuer, which we refer to as the Common Stock, that is equal to seven percent (7%) of the total number of shares of Common Stock sold by the issuer in in the Offering.

Type of security offered
Common Stock

Target number of Securities to be offered
20,000 shares of Common Stock

Price (or method for determining price)
$1.25 per share

Target offering amount
$25,000.00

Oversubscriptions accepted:
[X] Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
[X] First-come, first-served basis
☐ Other; At the Company’s discretion

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
September 30, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned. Affiliates of our company, including officers, directors and existing stockholders of our company, may invest in this Offering and their funds will be counted toward us achieving the target amount.

Current number of employees
6

Summary financial information is provided below for calendar 2018 (most recent fiscal year end) and 2017 (prior fiscal year end).

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$617,473	$680,757
Cash & Cash Equivalents	$32,147	$54,464
Accounts Receivable	$18,519	$13,836
Short-term Debt	$0	$0
Long-term Debt	$149,200	$52,198
Revenues/Sales	$781,758	$1,289,879
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$83,767	$384,959

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Explanatory Note

On May 16, 2019, P5 Systems, Inc. (the "Company") filed an Offering Statement on Form C ("Offering Statement") which included risk factors that erroneously reported that the Company experienced operating losses in every quarter since being formed in 2016. The Company's financial statements for the years ended December 31, 2017 and December 31, 2018 are attached hereto as Exhibit A. These financial statements reflect positive net operating income of $398,867.82 and $152,674.05, respectively for the years ended December 31, 2017 and 2018. The Offering Statement has, therefore, been amended to correct this error by deleting references to such operating losses and the related risk factor that references such operating losses. In addition, the Independent Auditor's Report, attached hereto as Exhibit A covered the results of the accountant's review of the Company's financial statements for both the years ended December 31, 2017 and December 31, 2018; however, it contained a typo that only referred to the year ended December 31, 2018. The Independent Auditor's Report, therefore, has been revised to correct this typo and properly refer to both the fiscal year ended December 31, 2017 and 2018.

INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON EQUIFUND CROWD FUNDING PORTAL ONLY. DO NOT COPY OR DISTRIBUTE.

OFFERING STATEMENT

P5 Systems, Inc.


BUDTRADER

Offering of a

Minimum of 20,000 Shares of Common Stock at $1.25 per Share ($25,000.00)

up to a

Maximum of 856,000 Shares of Common Stock at $1.25 per Share ($1,070,000.00)

Address for Notices and Inquiries:

P5 Systems, Inc.
Bradley McLaughlin
Chief Executive Officer
3264 Grey Hawk Court
Carlsbad, California 92010
800-547-6008
brad@budtrader.com

With a copy of Notices to:

Bevilacqua PLLC
Louis A. Bevilacqua, Esq.
1050 Connecticut Ave., NW, Suite 500
Washington, DC 20036
202.203.8665
lou@bevilacquapllc.com

The date of this Offering Statement is June 7, 2019

OFFERING STATEMENT

P5 Systems, Inc.


BUDTRADER

Offering of a Minimum of 20,000 Shares ($25,000.00)
up to a
Maximum of 856,000 Shares ($1,070,000.00)

Purchase Price Per Share: $1.25

	Offering Price	Crowdfunding Platform Commissions(1)(2)	Proceeds to Company(2)(3)
Per Share	$1.25	$0.0875	$1.1625
Minimum Shares Sold	$25,000.00	$1,750.00	$23,250.00
Maximum Shares Sold	$1,070,000.00	$74,900.00	$995,100.00

We are offering shares of Common Stock of our company. We are offering a minimum of 20,000 shares of Common Stock for gross proceeds of $25,000 or net proceeds, after Intermediary commissions of $23,250 and a maximum of 856,000 shares for gross proceeds of $1,070,000 or net proceeds, after Intermediary commissions of $995,100. The minimum investment that you may make is $420.00. We are offering the shares to prospective investors through the crowdfunding platform available at www.equifundcfp.com and each subdomain thereof, which we refer to as the Platform. The Intermediary, who operates the Platform, is registered with the Securities and Exchange Commission, which we refer to as the SEC, as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority, which we refer to as FINRA. We are required to pay a commission to the Intermediary equal to 7% of gross monies raised in the Offering and to issue to the Intermediary a number of shares of our Common Stock equal to 7% of the total shares of Common Stock sold in the Offering.

(1) In addition to the commission payable to the Intermediary, we will incur offering costs. The offering costs primarily consist of legal and accounting expenses payable to our counsel and accounting firm. We expect that the offering costs will total approximately $3,000. We are also required to issue to the Intermediary as additional consideration a number of the shares of Common Stock being offered equal to seven percent (7%) of the total shares sold in the Offering.

(2) No assurance can be given that all or any portion of the securities offered hereby will be sold. Your funds will be held in an escrow account established by the Escrow Agent through the Intermediary, in compliance with applicable securities laws until the minimum offering amount is reached. The subscription amount for the shares may be paid to the escrow account by wire transfer or other electronic funds transfer in accordance with the instructions provided on the Platform and held in escrow until satisfaction of all the conditions to the closing. The closing of this Offering is subject to, among other things, subscriptions for the $25,000 minimum amount being received in the escrow account from qualified investors, which qualified investors may include executive officers and directors of the Company and their affiliates. This Offering may be closed at any time after the minimum number of shares of Common Stock is sold, in one or more closings, and on or before September 30, 2019. If we do not raise the minimum amount offered by September 30, 2019, then we will return all funds received in the escrow account to investors without interest.

TABLE OF CONTENTS

PAGE NUMBER

LIST OF EXHIBITS

GENERAL OFFERING INFORMATION

This offering statement is furnished solely to prospective investors through the crowdfunding platform available at www.equifundcfp.com and each subdomain thereof. EquiFund Crowd Funding Portal, Inc., which, collectively with its subsidiaries and affiliates, we refer to as EquiFund or Intermediary, operates the Platform and is registered with the SEC and is a funding portal member of the FINRA.

P5 Systems, Inc., which we refer to as BudTrader, the Company or "we," is a California corporation. We are an internet-based Cannabis Social Media Marketplace that enables consumers residing in legal cannabis states to network and to advertise their cannabis-related products and services in accordance with state regulation. We are offering shares of Common Stock of our company, or Shares, for $1.25 per share. We are offering a minimum of 20,000 Shares for gross proceeds of $25,000.00 and a maximum of 856,000 Shares for gross proceeds of $1,070,000.00. The minimum investment that you may make is $420. The Shares will be issued pursuant to a subscription agreement among our company and each of the purchasers of the Shares, which we refer to as the Subscription Agreement.

We are offering the Shares in reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, which we refer to as the Securities Act, pursuant to Section 4(a)(6) thereof and the regulations promulgated with respect to such section.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The Company will file a report with the SEC annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. We may terminate our reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold in this offering by the Company or another party, or (5) the liquidation or dissolution of the Company.

The Shares may not be transferred by any investor during the one year period beginning when the Shares are issued, unless the Shares are transferred: (i) to the Company; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Shares and it may be difficult or impossible for an investor to sell or otherwise dispose of the Shares. Furthermore, the investors are not permitted to assign the Shares without the Company's prior written consent in accordance with the terms of the Subscription Agreement.

No person other than the Company has been authorized to provide prospective investors with any information concerning our company or the offering or to make any representation not contained in this offering statement. To

invest in the Shares, each prospective investor will be required to (i) register for an investor account with the Platform, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the Shares and (iii) execute the Subscription Agreement. We reserve the right to modify any of the terms of the offering and the Shares at any time before the offering closes.

Certain information contained in this offering statement constitutes "forward looking statements" that can be identified by the use of forward looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this offering statement, including estimates of returns or performance, are "forward looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the Shares may differ materially from those contemplated in such forward looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Company or the Intermediary. Neither the delivery of this offering statement at any time nor any sale of Shares under this offering statement shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this offering statement.

TERM SHEET

Issuer

The issuer, P5 Systems, Inc., is a California corporation, formed on June 30, 2016. We do business as BudTrader and were formerly known as Teldar Paper, Inc. We were formed for the purpose of operating BudTrader.com, an Internet-based cannabis social media marketplace that enables consumers residing in legal cannabis states to network and to advertise their products and services in accordance with state regulation. Our two million users can post, rate, comment, and connect on various cannabis and, cannabinoid, or CBD, related products. We believe we are the largest medical marijuana marketplace in the world. Our mission is to provide cannabis patients better and more reliable, information while providing businesses with hyper-targeted advertising access to our registered user base.

Use of Proceeds

We are seeking financing through the sale of the Shares (as described below under Securities Offered) in order to provide funding for loan repayment, general marketing, and general working capital.

See "Question 10" below.

Securities Offered

Shares of Common Stock of the Company for $1.25 per Share

Targeted Offering Amount; Oversubscriptions Accepted; Maximum Offering Amount

The targeted offering amount is $25,000 or 20,000 Shares. We will accept subscriptions in excess of the targeted amount on a first-come, first-served, basis. The maximum offering amount is $1,070,000 or 856,000 Shares.

Low Target Amount; No other funds may be Raised

The initial Common Stock purchasers risk that we will not raise sufficient funds to sustain the growth of our company.

The minimum amount of Shares that must be sold for our company to accept subscriptions is only 20,000 or $25,000. Once we raise the $25,000 minimum in this Offering, we intend to accept subscriptions as they are received. Thus, investors who purchase Shares prior to the offering being subscribed in full will bear the risk of whether there will be additional investors to complete the offering or that our company would be able to raise funds in another manner. Even if we raise the maximum amount, we will need to raise additional capital in the future.

Common Stock

Authorized Capitalization

Prior to this Offering, our authorized capital stock will consist of 75,000,000 shares of common stock, no par value, of which 13,829,731 common shares will be issued and outstanding.

Dividends

Dividends will be declared if and when determined by the board of directors of our company in its sole discretion. We do not expect to declare any dividends for the foreseeable future.

Voting and Control

Holders of Common Stock are entitled to one vote per share of Common Stock.

We do not have any voting agreements in place.

We do not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Shares do not have anti-dilution rights, which means that future equity financings will dilute your ownership percentage our company.

Board of Directors; Management Team;

The business and affairs of our company are managed, and all corporate powers are exercised by or under the direction of our board of directors. The current board members

Board of Advisors

are Bradley McLaughlin (Chairman) and Angus Stone Douglass. The senior executives of the Company oversee the day-to-day operations of our company subject to the board's oversight. Bradley McLaughlin serves as the CEO of our company and oversees all of our operations. Angus Stone Douglass serves as the Chief Financial Officer of our company and oversees the accounting function and operations of our company.

We also have a board of advisors consisting of industry experts that have been enlisted to advise us with respect to our corporate strategy. The decisions of our board of advisors are not binding upon us, they are merely advisory in nature.

Shares Being Sold under 4(a)(6) Crowdfunding Exemption

We are offering the Shares in reliance on the exemption from registration requirements of the Securities Act, pursuant to Section 4(a)(6) thereof and the regulations promulgated with respect to such section.

The following limitations apply to investment amounts by individual investors in this offering:

- Individual investors, over the course of a 12-month period, are permitted to invest in the aggregate across all crowdfunding offerings up to:
- If either their annual income or net worth is less than $107,000, then the greater of:
    - $2,200 or
    - 5 percent of the lesser of their annual income or net worth.
- If both their annual income and net worth are equal to or more than $107,000, then 10 percent of the lesser of their annual income or net worth; and
- During the 12-month period, the aggregate amount of securities sold to an investor through all crowdfunding offerings may not exceed $107,000, regardless of the investor's annual income or net worth.

Transfer Restrictions

The Shares will be issued without registration under the Securities Act pursuant to the crowdfunding exemption under Section 4(a)(6) of the Securities Act.

The Shares may not be transferred by any purchaser of such securities during the one- year period from when the Shares were first issued unless such securities are transferred: (1) to the issuer of the securities; (2) to an accredited investor; (3) as part of an offering registered with the SEC; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

We will be under no obligation to register the resale of the Shares under the Securities Act.

High-Risk Investment

An investment in the Shares involves a high degree of risk and is suitable only for investors who can afford to lose their entire investment

THE COMPANY

1. **Name of Issuer.**

The name of the issuer is P5 Systems, Inc., d/b/a BudTrader. The issuer is a California corporation.

ELIGIBILITY

2. **[X] Check this box to certify that all of the following statements are true for the issuer:**

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? [ ] Yes [X] No**

Explain: Notapplicable.

DIRECTORS OF THE COMPANY

4. **Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:**

Brad McLaughlin, CEO & Chairman **Dates of Board Service: June 2016 - Present**

Brad McLaughlin is a computer scientist, software engineer, online marketing and lead generation expert. He was the founder of QuickLeadz and grew it into one of the largest lead generation companies in the United States. He later founded Executive Marketing Services, a software and mobile app firm that has over 1000 software programs, apps and enterprise applications in its library being licensed to small businesses all over the world. He has won multiple app awards, including Google Play Store app of the week.

Mr. McLaughlin's Business Experience for the Last Three Years

Employer: P5 Systems, Inc.
Employer's Principal Business: Online social media and advertising
Title: CEO & Chairman
Dates of Service: June 2016 - Present
Responsibilities: Oversees day-to-day management of the Company.
Employer: Executive Marketing Services

Employer's Principal Business: Marketing
Title: CEO
Dates of Service: January 2013 - Present
Responsibilities: Oversees day-to-day management of the Company.

Education: Coastal Community College (2 years)

Angus Stone Douglass, Director & CFO **Dates of Board Service: June 2018 - Present**

Stone was the former Chairman, Chief Executive Officer, and Acting Chief Financial Officer of this Carlsbad, California-based developer of action sports eyewear (Spy) Spy Inc. (XSPY:OB). Restructured the business and added three new brands (O'Neill, Melodies by Mary J. Blige, and Jimmy Buffett's Margaritaville) and the former Chairman and Chief Executive Officer of Piper Aircraft a Vero Beach, Florida-based manufacturer of general aviation aircraft. Purchased the Company while in bankruptcy, reorganized the Company, navigated several first impression legal issues, and sold the Company to the Creditor Trust, Teledyne, and a private equity firm for consideration of more than $95 million. Creditors received a hundred cents on the dollar plus interest.

Mr. Douglass' Business Experience for the Last Three Years

Employer: P5 Systems, Inc.
Employer's Principal Business: Online social media and marketing
Title: CFO
Dates of Service: March 2018 - Present
Responsibilities: Oversee accounting function and all financial activities of the Company.

Employer: Duck's Nest Investments, Inc.
Employer's Principal Business: Investment company
Title: CEO
Dates of Service: September 1990 - Present
Responsibilities: Manage overall operations of the company.

Employer: Sealand Natural Resources, Inc.
Employer's Principal Business: Investment company
Title: CEO
Dates of Service: March 2016 - Present
Responsibilities: Manage overall operations of the company.

Employer: David Kind, Inc.
Employer's Principal Business: Online sales of prescription eyewear
Title: CFO
Dates of Service: June 2013 - Present
Responsibilities: Oversee accounting functions of the company.

Education: Fairleigh Dickenson University, 1970, Business Management

Mr. Douglass expects to devote approximately 40% of his business time to the business of our company.

OFFICERS OF THE COMPANY

5. **Provide the following information about each officer (and any persons occupying similar status or performing a similar function) of the issuer:**

Bradley McLaughlin, CEO & Chairman
See "Directors of the Company" section above.

Angus Stone Douglass, Director & CFO
See "Directors of the Company" section above.

PRINCIPAL SECURITY HOLDERS

6. **<u>Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.</u>**

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Hoomira Holding,	4,728,800 Shares of Common Stock	34.13%
Bradley McLaughlin	2,905,000 Shares of Common Stock	20.97%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. **<u>Describe in detail the business of the issuer and the anticipated business plan of the issuer.</u>**

Business Overview

We were formed on June 30, 2016 for the purpose of operating BudTrader.com, an Internet-based cannabis social media marketplace that enables consumers residing in legal cannabis states to network and to advertise their products and services in accordance with state regulation. Our two million users can post, rate, comment, and connect on various cannabis and CBD related products. We believe that our company is the largest medical marijuana marketplace in the world. Our mission is to provide cannabis patients better and more reliable, information while providing businesses with hyper-targeted advertising access to our registered user base.

We were formerly known as Teldar Paper, Inc., and changed our name to P5 Systems, Inc. on October 21, 2016. We do business as BudTrader.

Business Plan

To date, our primary user base has consisted of licensed companies that create cannabis-related products, cannabis dispensaries, and consumers. As more states legalize cannabis, we expect that will be able to expand our reach and we expect our user base will continue to grow. We believe the recent legal changes in states such as Michigan, Utah, and Missouri will create great opportunities for our company to further expand our network in North America. The marginal cost for BudTrader is minimal in comparison to growers or retail operations. The costs for us to enter a new market are minimal. These costs include the replication of our technology for such market and relatively minimal marketing dollars to grow the user base in each given area. We intend to duplicate our existing model in new markets in order to grow our business and user base.

See Question 10 for additional information on the use of proceeds from this Offering in executing the business plan.

Our Products and/ or Services

BudTrader Platform

We have an online social media and networking platform and portal, BudTrader, which allows for those interested in Marijuana, CBD, and other cannabis related products to connect in a safe and verified environment. This platform is available in all U.S. states where the use of cannabis is legalized and in Canada.

We believe that BudTrader is the largest cannabis social media and networking platform in the world with over 2 million registered users in the U.S. and Canada. Our platform is free and features 20+ categories and continues to grow even as our competitors' user base and traffic has not. One of our key differentiators is BudTrader's proprietary data on our 2 million registered users in North America, which allows us to better target and serve the people who trust us to bring the cannabis-related products, services and events they want. Additionally, the BudTrader platform has unique features like the cannabis price per pound ticker in each individual state.

Many successful online companies of today rely heavily on user-created content. These users provide content to a site and the host company secures increased advertising dollars because the content has created additional interest in the site. Therefore, the more input that is put forth by a user, the more advertising revenue we expect to receive.

BudTrader adds a unique new aspect to tracking and gathering detailed information of users and is able to provide advertisers a unique marketing platform to create effective pinpoint advertising campaigns: **Users (1)** are drawn to the site because of the meaningful, applicable **Content (2)** or valid posts or connections. The underlying dynamic content is created not by programmers, but by users utilizing the site. As in many social media sites including YouTube and Facebook, users simultaneously contribute content to the site as well as **Participate (3)**. Through the content creation and site participation, users drive **Traffic (4)** which in turn will help create more **Data (5)** which will in-turn be aggregated and compartmentalized to create accurate user profiles (based on demographics, interests, product offerings, etc.) The BudTrader model then reinforces a user's profile by combining basic demographic profiling with a user's clicks on various product offerings.

These user profiles are stored and analyzed within BudTrader's database and then used to offer reinforced pinpoint advertising and "one-to-one" marketing solutions. Advertisers pay us for an effective, quantifiable marketing platform, based upon our user profiles.

BudTrader Delivery App

The BudTrader delivery app, a cannabis mobile delivery app, is scheduled to be released in 2019. We anticipate that this app will scale up the use of our services and our presence in the cannabis community.

Our Brand

Marketing at mainstream entertainment venues and events has been a key component in building the BudTrader brand and has helped broaden our user base. On February 24, 2019, we supplied gift bags with branded marketing materials to some of the participants in the Oscars/Academy Awards. We were also present at Sundance Film Festival in January 2019, where we were interviewed by several local and national television stations and supplied some participants with branded gift bags. We are planning monthly events in 2019 to further market cannabis as a viable and credible industry and to drive more users to our platform.

Intellectual Property

We have trademarked "BudTrader" in the United States and have been approved for a trademark in the European Union. We have also filed for trademarks in Australia, Mexico and Canada, but the authorities there have not yet approved the applications. Additionally, we have the following domain names and websites: budtrader.com, budtrader.directory, budtrader.info, themarijuanajournal.com, budtradercanada.com, Budtraderpromo.com, mmjbuy.com, themarijuanajournal.org, BudtraderTV.com, and 43 others.

Competition

Our primary competitors are Leafly, MassRoots, Weedmaps, Bong Appetite, Weediquette, Marijuana Man.

The markets for our services are highly competitive and we are confronted by aggressive competition in all areas of our business. These markets are characterized by frequent product and services introductions, new marketing strategies and rapid technological advances. Our competitors may employ aggressive marketing strategies or expand their product and services offerings to gain or maintain market share. Principal competitive factors important for our company include our low operating costs, less regulatory exposure as an ancillary business to the cannabis industry, our large platform user base of more than 2 million and the availability of our platform at no cost to consumers and business owners.

We believe the recent legal changes in states such as Michigan, Utah, and Missouri will create great opportunities for our company to further expand our network in North America. The marginal cost for BudTrader is minimal in comparison to growers or retail operations. The costs for us to enter a new market are minimal. These costs include the replication of our technology for such market and relatively minimal marketing dollars to grow the user base in each given area. We intend to duplicate our existing model in new markets in order to grow our business and user base.

Other companies who deal with cannabis directly have significant legal and capital barriers impeding their growth into another state. However, since we are an ancillary company, most of the current regulations and strict cannabis

laws do not pertain to our operations. Because of the overall growth in the market and low legal barriers, we believe that growth opportunities are very significant for the foreseeable future.

Customer Base

To date, our primary user base has consisted of licensed companies that create cannabis-related products, cannabis dispensaries, and consumers in North America. As more states legalize cannabis, we will be able to expand our reach and our user base will continue to grow.

Governmental/Regulatory Approval and Compliance

Our business has been and will continue to be subject to the Food and Drug Administration and various other U.S. laws and regulations. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by these various governmental bodies. The increasingly complex and rapidly changing legal and regulatory environment creates additional challenges for our ethics and compliance programs. Our ability to continue to meet these challenges could have an impact on our legal, reputational and business risk.

Litigation

There are no existing legal suits pending, or to our knowledge, threatened, against our company, which would have a material effect on the business of our company.

Other

Our principal address 3264 Grey Hawk Court, Carlsbad, California 92010

We conduct business in California.

Because this Form C/A focuses primarily on information concerning our company rather than the industry in which we operate, potential investors may wish to conduct their own separate investigation of our industry to obtain greater insight in assessing our prospects.

Exhibit B to this Form C/A is a detailed company summary. You are encouraged to review Exhibit B carefully to learn more about the business of our company, its industry and future plans and prospects. Exhibit B is incorporated by reference into this Form C/A.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. **Discuss the material factors that make an investment in the issuer speculative or risky:**

An investment in the Company involves a high degree of risk. *You should carefully consider the risks described above and those below before deciding to purchase any Shares in this Offering. If any of these risks actually*

occurs, our business, financial condition or results of operations may suffer. As a result, you could lose part or all of your investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of the State of California on June 30, 2016. We have limited operations and nominal operating revenue to date. We are in the development stage, and its future operations are subject to all of the risks inherent in the establishment of a new business enterprise. The likelihood of the success of our company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the development of an entity in the business of operating an Internet-based cannabis social media marketplace, a BudTrader Delivery App, our cannabis delivery app, and BudTrader TV in the competitive environment in which we operate. There can be no assurance that we will be able to generate revenues, that future revenues will be significant, that any sales will be profitable or that we will have sufficient funds available to complete its marketing and development programs or to market any new products which it may develop.

We face significant competition for our Internet-based Cannabis Social Media Marketplace, a BudTrader Delivery App, our cannabis delivery app, and BudTrader TV.

The cannabis industry is highly competitive and we compete with a number of other companies that provide similar services to the cannabis industry. Our ability to compete successfully in the case of our Internet-based cannabis social media marketplace, a BudTrader Delivery App, our cannabis delivery app, BudTrader TV, and to manage our planned growth will depend primarily upon the following factors:

- maintaining continuity in our management and key personnel;
- the strength of our brand;
- increasing the productivity of our existing employees;
- effectively marketing and selling our services;
- acquiring new users for our services;
- acquiring new manufacturers, producers, consumers and advertisers on our platforms;
- improving our operational, financial and management controls;
- improving our information reporting systems and procedures; and
- the design and functionality of our services.

Many of our competitors have greater financial, technical, product development, marketing and other resources than we do. These organizations may be better known than we are and may have more customers or users than we do. Our competitors include MassRoots, Leafly, Weedmaps, Bong Appetite, Weediquette, Marijuana Man and other companies we may be unaware of. We cannot provide assurance that we will be able to compete successfully against these organizations, which may lead to lower customer satisfaction, decreased demand for our solutions, loss of market share and reduction of operating profits.

The forecasts of market growth included in our business plan and investor presentations may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, we cannot assure you our business will grow at similar rates, if at all.

Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The forecasts in our business plan and investor presentations may prove to be inaccurate. Even if these markets experience the forecasted growth described in our business plan, we may not grow our business at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in our business plan should not be taken as indicative of our future growth.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Our business is subject to a variety of U.S. and international laws, rules, policies and other obligations regarding data protection.

We are subject to federal, state and international laws relating to the collection, use, retention, security and transfer of personally identifiable information. In many cases, these laws apply not only to third-party transactions, but also to transfers of information between us and other parties with which we may develop commercial relations. Several jurisdictions have passed recent laws in this area, and other jurisdictions are considering imposing additional restrictions. These laws continue to develop and may be inconsistent from jurisdiction to jurisdiction. Complying with emerging and changing international requirements may cause us to incur substantial costs or require us to change our business practices. Noncompliance could result in penalties or significant legal liability.

Our privacy policies and practices concerning the use and disclosure of data will be posted on our website. Any failure by us or other parties with whom we do business to comply with our posted privacy policies or with other federal, state or international privacy-related or data protection laws and regulations could result in proceedings against us by governmental entities or others, which could have a material adverse effect on our business, results of operations and financial condition.

Our company may not be able to effectively manage its growth or improve its operational, financial, and management information systems, which could have a material adverse effect on our business, results of operations, and financial condition.

In the near term, our company intends to expand the scope of its operations activities significantly. If our company is successful in executing its business plan, it will experience growth in its business that could place a significant strain on its business operations, finances, management and other resources. The factors that may place strain on its resources include, but are not limited to, the following:

- The need for continued development of financial and information management systems;
- The need to manage strategic relationships and agreements with manufacturers, producers, consumers, advertisers and partners; and
- Difficulties in hiring and retaining skilled management, technical, and other personnel necessary to support and manage the business.

Additionally, the strategy of our company could produce a period of rapid growth that may impose a significant burden on its administrative and operational resources. Its ability to effectively manage growth will require our company to substantially expand the capabilities of its administrative and operational resources and to attract, train, manage, and retain qualified management and other personnel. There can be no assurance that our company will be successful in recruiting and retaining new employees, or retaining existing employees.

Our company cannot provide assurances that its management will be able to manage this growth effectively. Its failure to successfully manage growth could result in its sales not increasing commensurately with capital investments or could otherwise have a material adverse effect on the business, results of operations, and financial condition of our company.

Assertions by third parties of infringement, misappropriation or other violation by us of their intellectual property rights could result in significant costs and substantially harm our business and operating results.

In recent years, there has been significant litigation involving intellectual property rights in many technology-based industries. Any infringement, misappropriation or related claims, whether or not meritorious, is time-consuming, diverts technical and management personnel and is costly to resolve. As a result of any such dispute, we may have to develop non-infringing technology, pay damages, enter into royalty or licensing agreements, cease providing our products or take other actions to resolve the claims. These actions, if required, may be costly or unavailable on terms acceptable to us. Any of these events could result in increases in operating expenses, limit our product offerings or result in a loss of business.

We may not be able to protect our intellectual property rights.

We regard our trademarks, service marks, copyrights, patents, trade secrets, proprietary technologies, domain names and similar intellectual property as important to our success. We rely on trademark, copyright and patent law, trade secret protection and confidentiality agreements with our employees, vendors, customers and others to protect our proprietary rights. We have sought and are working to possibly obtain patent protection for our delivery technologies. Many of the trademarks that we use contain words or terms having a somewhat common usage and, as a result, we may have difficulty registering them in certain jurisdictions. We have not yet obtained registrations for our most important marks. If other companies have registered or have been using in commerce similar trademarks for products similar to ours, we may have difficulty in registering, or enforcing an exclusive right to use, our marks.

There can be no assurance that our efforts to protect our proprietary rights will be sufficient or effective, that any pending or future patent and trademark applications will lead to issued patents and registered trademarks in all instances, that others will not develop or patent similar or superior technologies, products, or that our patents, trademarks and other intellectual property will not be challenged, invalidated, misappropriated or infringed by others. Additionally, the intellectual property laws and enforcement practices of other countries in which our product is or may in the future be offered may not protect our products and intellectual property rights to the same extent as the laws of the United States. If we are unable to protect our intellectual property from unauthorized use, our brand image may be harmed and our business and results of operations may suffer.

We will need additional financing to execute our business plan, which we may not be able to secure on acceptable terms, or at all.

We will require additional financing in the near and long term to fully execute our business plan. Our success depends on our ability to raise such additional financing on reasonable terms and on a timely basis. Conditions in the economy and the financial markets may make it more difficult for us to obtain necessary additional capital or financing on acceptable terms, or at all. If we cannot secure sufficient additional financing, we may be forced to forego strategic opportunities or delay, scale back or eliminate further development of our goals and objectives, operations and investments or employ internal cost savings measures.

We plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Security breaches and improper access to or disclosure of our data or user data, or other hacking and phishing attacks on our systems, could harm our reputation and adversely affect our business.

Many industries are prone to cyber-attacks, including ours, with third parties seeking unauthorized access to our data or users' data. Any failure to prevent or mitigate security breaches and improper access to or disclosure of our data or user data could result in the loss or misuse of such data, which could harm our business and reputation and diminish our competitive position. In addition, computer malware, viruses, and hacking and phishing attacks by

third parties have become more prevalent in many industries and may occur on our systems in the future. Such attacks may cause interruptions to the products we provide, degrade our customers' experience, cause customers to lose confidence in our products, or result in financial harm to us. Our efforts to protect our company data or the information we receive may also be unsuccessful due to software bugs or other technical malfunctions, employee error or malfeasance, government surveillance, or other factors. In addition, third parties may attempt to fraudulently induce employees or users to disclose information in order to gain access to our data or our customers' data. Although we have developed systems and processes that are designed to protect our data and customer data and to prevent data loss and other security breaches, we cannot assure you that such measures will provide absolute security.

A failure to protect the integrity and security of our customers' information could expose us to litigation, materially damage our reputation and harm our business. Furthermore, the unanticipated costs of protecting against such a failure could adversely affect our results of operations.

Our business involves the collection and use of confidential information of our customers and vendors. We cannot assure you that our efforts to protect this confidential information will be successful. If any compromise of this information security were to occur, we could be subject to legal claims and government action, experience an adverse effect on our reputation and need to incur significant additional costs to protect against similar information security breaches in the future, each of which could adversely affect our financial condition, results of operations and growth prospects. In addition, because of the critical nature of data security, any perceived breach of our security measures could cause existing or potential customers not to order our products and could harm our reputation.

The Company's success depends on the experience and skill of the board of directors, the management team, its executive officers and key employees.

In particular, the Company is dependent on Bradley McLaughlin and Angus Stone Douglass to execute the business strategy and business plan, and to manage any employees and consultants. As the Company grows, a corporate body of knowledge will be produced and taught to other employees in order to facilitate growth. As this happens, any change in management's ability to operate the business due to disability, illness, or for any other reason, would cause a significant loss in production capability, which would have a material adverse effect on the Company's business and prospects.

The Company has or intends to enter into employment agreements with Bradley McLaughlin and Angus Stone Douglass although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss any of the founders could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, we do not have any key man life insurance policies on any such people.

We are dependent on on Bradley McLaughlin and Angus Stone Douglass in order to conduct our operations and execute our business plan, however, we have not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if either of them were to die or become disabled, we will not receive any compensation to assist with such person's absence. The loss of either such person could negatively affect our company and its operations.

Changes in government regulation could adversely impact our business.

The media industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Additionally, our ads are also subject to regulation, and additional regulation is under consideration. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the FCC and/or Congress may attempt to change the classification of or change the way that our ads are regulated and/or change the framework under which broadcast signals are carried, remove the copyright compulsory license and changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and

obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

In addition, since our media operations are focused on the cannabis industry, we may become subject to various federal, state and local laws affecting the possession, consumption, production, supply and sale of cannabis and/or changes in these laws may negatively affect our business and operations. The Federal Food and Drug Administration, the Federal Drug Enforcement Agency and equivalent state agencies regulate all aspects of cannabis and the advertising and representations made by businesses in the sale of cannabis or cannabis-related products. The inability of our company to fully comply with these regulations, particularly as they evolve and are subject to varying degrees of regulatory oversight and discretion, would have material adverse effect on the business, reputation, results of operations, and financial condition of our company.

We face additional risks related to the Cannabis Industry.

As a company focused on the cannabis industry, our company faces all of the risks that are unique to operating in this emerging industry. Federal law prohibits the use of cannabis, and our business is dependent on the growth of the cannabis industry. If the current, or a future, federal administration adopts policies promoting the stricter enforcement of federal law, our business would be materially adversely affected. In addition, the cannabis industry is extremely speculative. Although a number of states have decriminalized cannabis to varying degrees and other states have created exemptions specifically for medical cannabis, it remains fully illegal in 18 states (as of January 2019). Additionally, in most states the cultivation of cannabis for personal use continues to be prohibited. Active enforcement of these state laws could have a material adverse effect on our business, operations and prospects. In addition, although we do not cultivate, dispense or sell cannabis or any derivatives of the cannabis plant, it is possible that we may be accused by federal or state agencies of violating certain laws or regulations that involve cannabis as a result of the promotion through our media platforms of those companies that do cultivate, dispense or sell cannabis. An adverse finding could have a material adverse impact on our business, operations and prospects.

Our ability to grow our business depends on state and federal laws pertaining to the cannabis industry.

Continued development of the medical-use cannabis industry depends upon continued legislative authorization of cannabis at the state level. The status quo of, or progress in, the regulated medical-use cannabis industry is not assured and any number of factors could slow or halt further progress in this area. While there may be ample public support for legislative action permitting the manufacture and use of cannabis, numerous factors impact the legislative process. For example, states that voted to legalize medical and/or adult-use cannabis in the November 2016 election cycle have seen significant delays in the drafting and implementation of regulations related to the industry. In addition, burdensome regulation at the state level could slow or stop further development of the medical-use cannabis industry, such as limiting the medical conditions for which medical cannabis can be recommended by physicians for treatment, restricting the form in which medical cannabis can be consumed, imposing significant registration requirements on physicians and patients or imposing significant taxes on the growth, processing and/or retail sales of cannabis, which could have the impact of dampening growth of the cannabis industry and making it difficult for cannabis businesses to operate profitably in those states.

FDA regulation of medical-use cannabis and the possible registration of facilities where medical-use cannabis is grown could negatively affect the medical-use cannabis industry and our financial condition.

Should the federal government legalize cannabis for medical-use, it is possible that the U.S. Food and Drug Administration, or the FDA, would seek to regulate it under the Food, Drug and Cosmetics Act of 1938. Additionally, the FDA may issue rules and regulations including certified good manufacturing practices, or cGMPs, related to the growth, cultivation, harvesting and processing of medical cannabis. Clinical trials may be needed to verify efficacy and safety. It is also possible that the FDA would require that facilities where medical-use cannabis is grown register with the FDA and comply with certain federally prescribed regulations. In the event that some or all of these regulations are imposed, we do not know what the impact would be on the medical-use cannabis industry, including what costs, requirements and possible prohibitions may be enforced. If manufacturers and distributers are unable to comply with the regulations or registration as prescribed by the FDA, this could negatively impact our financial condition.

We derive most of our revenues from the sale of advertising, and a decrease in overall advertising expenditures could lead to a reduction in the amount of advertising that companies are willing to purchase and the price at which they purchase it.

Expenditures by advertisers tend to be cyclical and have become less predictable in recent years, reflecting domestic and global economic conditions. If the economic prospects of advertisers or current economic conditions worsen, such conditions could alter current or prospective advertisers' spending priorities. In particular, advertisers in certain industries that are more susceptible to weakness in domestic and global economic conditions, such as beauty, fashion and retail and food, account for a significant portion of our advertising revenues, and weakness in these industries could have a disproportionate negative impact on our advertising revenues. Declines in consumer spending on advertisers' products due to weak economic conditions could also indirectly negatively impact our advertising revenues, as advertisers may not perceive as much value from advertising if consumers are purchasing fewer of their products or services. As a result, our advertising revenues are less predictable.

The SEC is monitoring the cannabis industry and may halt or prevent the Offering or sale of our securities due to the bad acts of others.

On May 16, 2014, the SEC's Office of Investor Education and Advocacy issued an Investor Alert to warn investors about potential risks involving investments in marijuana-related companies. The SEC noted an increase in the number of investor complaints regarding marijuana-related investments. The SEC issued temporary trading suspensions for the common stock of five different marijuana-related companies. Due to the stigma created by the bad acts of others in the industry, the SEC may halt trading and offerings in all marijuana-related companies which would have a material adverse effect on our ability to raise capital and our business.

We operate in a turbulent market populated by businesses that are highly volatile.

The US market for cannabis products is highly volatile. While we believe that it is an exciting and growing market, many companies involved in cannabis products and services used to be involved in illegal activities, some still are, and many of them operate in unconventional ways. Some of these differences which represent challenges to us include not keeping appropriate financial records, inexperience with business contracts, not having access to customary business banking relationships, not having quality manufacturing relationships, and not having customary distribution arrangements. Any one of these challenges, if not managed well, could materially adversely impact our business.

Many cannabis activities, products, and services still violate law.

The legal patchwork to which cannabis companies are subject is still evolving and frequently uncertain. While we believe that anti-cannabis laws are softening and that the trend is toward legalization of cannabis products, many states and the US government still view some or all cannabis activity as illegal. Notwithstanding this uncertainty we intend to do our best to engage in activities that are unambiguously legal and to use what influence we have with our affiliates for them to do the same. But we will not always have control over those companies with whom we do business and there is a risk that we could suffer a substantial and material loss due to routine legal prosecution. Similarly, many jurisdictions have adopted so-called "zero tolerance" drug laws. If our, or our affiliates' activities related to cannabis activities, products, and services are deemed to violate one or more federal or state laws, we may be subject to civil and criminal penalties, including fines, for aiding and abetting those activities through the provision of our software products.

Reductions in marketing sales or sales of our services will have an adverse effect on our profitability and ability to generate cash to fund our business plan.

The following factors, among others, could affect continued market acceptance and profitability of our future products:

- the introduction of competitive services;
- changes in consumer preferences among cannabis products;
- changes in consumer perception about trendy products;
- changes in consumer perception regarding the healthfulness of cannabis products;

- the level and effectiveness of our marketing efforts;
- any unfavorable publicity regarding our services or similar services;
- any unfavorable publicity regarding our brand;
- litigation or threats of litigation with respect to our services;
- any changes in government policies and practices related to our services, and markets;
- regulatory developments affecting the marketing or use of our services;
- new science or research that disputes the healthfulness of cannabis; and
- adverse decisions or rulings limiting our ability to promote the benefits of cannabis.

Adverse developments with respect sales of cannabis would indirectly reduce our user base and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

We plan to obtain insurance that may not provide adequate levels of coverage against claims.

We plan to obtain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations.

Establishing, maintaining, extending and expanding our reputation and brand image are essential to our business success.

We plan to establish, maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in establishing, maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or products marketed on our platform or on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our financial condition and results of operations could be adversely affected.

Risks Related to the Company's Securities and this Offering

Affiliates of our company, including officers, directors and existing stockholder of our company, may invest in this Offering and their funds will be counted toward our achieving the Minimum Amount.

There is no restriction on our affiliates, including its officers, directors and existing stockholders, investing in the Offering. As a result, it is possible that if we have raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and our company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them, may be invested in this Offering.

We intend to use some of the proceeds from the Offering for unspecified working capital.

This means that we have ultimate discretion to use this portion of the proceeds as we see fit and have chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities.

As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. We may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further our business and goals could harm our company and its operations and ultimately cause you to lose all or a portion of your investment.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals; and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Our securities will not be freely tradable until one year from the initial purchase date. Although our securities may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for our securities. Because our securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, our securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of our securities may also adversely affect the price that you might be able to obtain for our securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Shares for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to us.

No governmental agency has reviewed or passed upon this Offering, our company or any Securities of our company. We also have relied on exemptions from securities registration requirements under applicable state securities laws. Investors, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of our company is owned by a small number of owners.

Prior to the Offering, our company's current owners of 20% or more beneficially own up to 55.10% of our company. Subject to any fiduciary duties owed to our other owners or investors under California law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant company transactions, and will have significant control over our management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of our company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for our company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of our company, or support or reject other management and board proposals that are subject to owner approval.

We have the right to extend the Offering deadline.

We may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while we attempt to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without our company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or until we receive the Minimum Amount, at which time it will be released to us to be used as set forth herein. Upon or shortly after release of such funds to us, the Shares will be issued and distributed to you.

Your ownership of the shares will be subject to dilution.

If we conduct subsequent Offerings of Common Stock, issue shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase Shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of our company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the our assets at the time of issuance.

The Securities will be equity interests in our company and will not constitute indebtedness.

The Securities will rank junior to all existing and future indebtedness and other non-equity claims on our company with respect to assets available to satisfy claims on the Company, including in a liquidation of our company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by us and depend on, among other matters, our historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors our board of directors deems relevant at the time. In addition, there is no limit on the amount of debt or other obligations we may incur in the future. Accordingly, we may incur substantial amounts of additional debt and other obligations that will rank senior to the Shares, which are the most junior securities of our company.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of our company or a registration of the Shares.

There can be no assurance that any form of merger, combination, or sale of our company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Shares for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Shares unless an exemption from registration is available.

The offering price in this Offering may not represent the value of our Shares.

The price of the Shares being sold in this Offering has been determined based on a number of factors and does not necessarily bear any relationship to our book value, assets, operating results or any other established criteria of value. Prices for our Shares may not be indicative of the fair market value of our Shares now or in the future.

Management has discretion over proceeds of this Offering.

We expect to use the net proceeds of this Offering, over time, for general corporate purposes, including working capital. However, we have no current specific plans for the net proceeds of this Offering other than as outlined in the use of proceeds section of this offering statement. As a result, our management will have the discretion to allocate the net proceeds to uses that investors may not deem desirable. There can be no assurance that the net proceeds can or will be invested to yield a significant return.

We do not anticipate paying any cash dividends for the foreseeable future.

We currently intend to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support our business and planned growth strategies. We do not intend in the foreseeable future to pay any dividends to holders of our Shares.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, we cannot predict whether we will successfully effectuate our current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Shares and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE OFFERING

9. **What is the purpose of the offering?**

The purpose of the Offering is to raise capital for loan repayment, general marketing, general working capital and general operating purposes. In addition, the proceeds from this Offering will be used to engage consultants, advertising and marketing, legal, accounting and deposits for such things as leases and equipment.

10. **How does the issuer intend to use the proceeds of this offering?**

	If Target Offering Amount is Sold	If Maximum Amount is Sold[2]
Total Proceeds	$25,000	$1,070,000
Less: Offering Expenses[1]		
(A) EquiFund Crowd Funding Platform Commissions (7%)	$1,750	$74,900
Net Proceeds	$23,250	$995,100
Use of Net Proceeds		
(B) Loan Repayment	$0	$75,000
(C) General Marketing	$0	$350,000
(D) General Working Capital	$23,250	$570,100
Total Use of Net Proceeds	**$23,250**	**$995,100**

(1) The Use of Proceeds chart is not inclusive of payments to the financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

(2) We will accept proceeds in excess of the target offering amount of $25,000. We will allocate oversubscriptions on a first come first served basis. We will use the oversubscribed amount up to $1,070,000 in the manner described in the above table.

11. **How will the issuer complete the transaction and deliver securities to the investors?**

The transaction between the issuer and the investor will be completed through the EquiFund Crowd Funding Portal, Inc. online platform, located at www.EquiFundcfp.com. EquiFund Crowd Funding Portal, Inc. will serve as the intermediary.

Upon acceptance of your subscription by our company and delivery of the subscription amount into the escrow account, you will be able to download a fully-signed copy of the subscription agreement and a confirmation of your investment and the number of Shares acquired by you.

12. **How can an investor cancel an investment commitment?**

Investors may cancel an investment commitment at any time up to the cancellation deadline, which occurs at 5:00 p.m. Los Angeles time, 48 hours prior to the offering deadline identified in these offering materials, which is September 30, 2019.

Cancellation instructions can be found in the EquiFund investor dashboard. Investors may cancel their investment commitment by sending an email to BTinvestor@equifundcfp.com. stating their intent to cancel the investment commitment. The investment commitment will be considered cancelled at that time, and the investor will be contacted directly by EquiFund with further information. If Investor's investment commitment is cancelled, the corresponding investment shall be refunded to Investor without deduction for any fee, commission or expense, and without accrued interest with respect to any money received.

Early Closing

If the target amount is reached prior to the offering deadline, the issuer may conduct an early closing. In the event that the issuer conducts an early closing, investors shall receive notice of such early closing as well as the new closing date, or the Early Closing Date. Investors shall have the right to cancel and shall have their investment commitment at any time and for any reason up until 48 hours prior to the Early Closing Date. After the target amount has been raised, the intermediary and the issuer may agree to hold multiple closings on a rolling basis.

Material Changes

If there is a material change to the terms of the offering or to the information provided by the issuer in connection therewith, EquiFund will send notice to each investor of such material change and inform the investor that the investment commitment will be cancelled unless the investor reconfirms their investment commitment within five business days. If any Investor fails to reconfirm their investment commitment within the reconfirmation period, the investment commitment will be cancelled automatically and EquiFund will send to each investor, within five business days after initial notice of the material change, a notification that the investment commitment was cancelled and a direct the refund of the investment.

No Closings

If the Company fails to reach the target offering amount by the offering deadline, each investor's investment commitment will be cancelled automatically and EquiFund will direct refund of each cancelled investment to the investor within five business days.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. **Describe the terms of the securities being offered.**

Terms of the Offering

We are offering up to 856,000 shares of Common Stock for up to $1,070,000.00. We are attempting to raise a minimum amount of $25,000.00 in this Offering, which we refer to as the minimum amount or target amount. We must receive commitments from investors in an amount totaling the minimum amount by September 30, 2019, which we refer to as the Offering Deadline, in order to receive any funds. If the sum of the investment commitments does not equal or exceed the minimum amount by the Offering Deadline, no Shares will be sold in the Offering, investment commitments will be cancelled, and committed funds will be returned to potential investors without interest or deductions. We have the right to extend the Offering Deadline at our discretion. We will accept investments in excess of the minimum amount up to $1,070,000.00, which we refer to as the maximum amount, and the additional Shares will be allocated as set forth in Question 10 of this Form C/A.

The price of the Shares does not necessarily bear any relationship to our company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Shares.

In order to purchase the Shares, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Prime Trust, who we refer to as the Escrow Agent, until the minimum amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. We will notify Purchasers when the minimum amount has been reached. If we reach the minimum amount prior to the Offering Deadline, we may close the Offering at least five (5) days after reaching the minimum amount and providing notice to the Purchasers. If any material change (other than reaching the minimum amount) occurs related to the Offering prior to the Offering Deadline, we will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering, and the Purchaser will receive the Shares in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing, and the Purchaser will receive Shares via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on us until accepted by us. We reserve the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If we reject a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Shares was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $420.00.

The Offering is being made through EquiFund Crowd Funding Platform, Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

7.0% of the amount raised in the Offering.

Stock, Warrants and Other Compensation

In addition to the commission of 7.0% of the amount raised in the Offering, the issuer will issue to the intermediary a number of Shares equal to 7.0% of the Shares sold in the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Shares.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

14. **Do the securities offered have voting rights? [X] Yes [ ] No**

Holders of Common Stock are entitled to one vote per share of Common Stock.

15. **Are there any limitations on any voting or other rights identified above? [ ] Yes [X] No**

We do not have any voting agreements or shareholder/equity holder agreements in place.

16. **Explain how the terms of the securities being offered may be modified?**

The rights of the holders of Common Stock of our company may only be modified by the majority vote of the shares of common stock of our company outstanding and entitled to vote, unless a greater number of voting shares is required by applicable law.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

In addition to the restrictions on transfer described above, the Shares may not be transferred without the consent of our company which may be given or withheld in our company's sole and absolute discretion.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter- in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

The only securities of our Company that are outstanding are Common Stock. The total amount of Common Stock issued and outstanding prior to this Offering is 13,829,731 Shares.

We intend to adopt a stock option plan for our executive employees, subject to approval of the Board of Directors and shareholders of the Company. We may also offer other debt or equity securities, including derivative securities like options, warrants and convertible debentures or notes in the future.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?**

The Shares do not have anti-dilution rights, which means that future equity financings or other issuances of securities will dilute the ownership percentage that the Investor may eventually have in the Company.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?** [_] Yes [X] No

20. **How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered.**

If the principal shareholders exercise their voting rights, then the minority shareholders will have no ability to override the principal shareholders' votes. As a minority shareholder in our company, you will have limited ability, if at all, to influence our policies or any other corporate matters.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The Shares being offered have been arbitrarily valued. Also, see the "The offering price in this Offering may not represent the value of our Securities" risk factor.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As a minority shareholder in our company, you will have limited ability, if at all, to influence our policies or any other corporate matters such as amendments to our articles of incorporation, the creation of securities that are senior to the Shares, mergers, the sale of all or substantially all of our assets, the election of board members, the liquidation or dissolution of our company and all other major corporate events.

23. **What are the risks to purchasers associated with corporate actions including: additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?**

The Shares do not have anti-dilution rights, which means that corporate actions, including: additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets, or transactions with related parties could dilute the ownership percentage that the Investor may eventually have in the Company.

24. **Describe the terms of any indebtedness of the issuer.**

The Company has an outstanding Convertible Promissory Note, which we refer to as the Note, in the amount of $75,000. The Note was issued on January 9, 2019 and matures on July 9, 2019. The interest rate of the Note is 8%. The Note is secured by a lien on our intellectual property. The Note is convertible at $0.20 per share. The Note may be prepaid without the prior written consent of the investors.

25. **What other exempt offerings has the issuer conducted within the past three years?**

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
June 23, 2017	4(a)(2)	Common Stock	$836,600	Working capital and general corporate.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest: (1) any director or officer of the issuer; (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (4) any immediate family member of any of the foregoing persons. If yes, for each such transaction, disclose the following:**

Specified Person	Relationship to the Issuer	Nature of Interest in Transaction	Amount of Interest

None.			

FINANCIAL CONDITION OF THE ISSUER

27. **Does the issuer have an operating history?** [X] Yes [ ] No

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

Financial Information

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We have raised $836,600 to date in seed capital through the sale of equity to fund development of the BudTrader platform; the growth of our registered users to 2 million; the launch of initial revenue-generating deals for Budtrader platform; and the development of a pipeline of future partnerships. We will need to continue to raise additional investment capital as we continue to invest in both new enhancements to the platform and in sales and marketing efforts that are expected to lead to revenue growth in 2019 and beyond.

We expect to continue to be profitable over the next 12 months and intend to focus on the following goals: growing annual revenue at a rate of 100%+; growing our registered users at an annual rate of 100%+; winning new business in the current three verticals; and entering the data business with selective strategic partnerships, although there can be no guarantee that it will be successful in doing so.

Liquidity and Capital Resources

The proceeds from this fundraising, in combination with anticipated operating revenue, will allow us to continue to invest in both product development and sales and marketing activity that will be necessary to support the goals outlined above.

We do not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

We do not intend to make any material capital expenditures in the next twelve months.

Material Changes and Other Information

None.

Trends and Uncertainties

After reviewing the above discussion of the steps we intend to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to us of any delays in taking these steps and whether we will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

29. **Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, ifshorter:**

Attached as Exhibit A to this offering statement are the unaudited reviewed financial statements of P5 Systems, Inc.

for the period from January 1, 2017 through December 31, 2018.

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security? [__] Yes [X] No

(ii) involving the making of any false filing with the Commission? [__] Yes [X] No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? [__] Yes [X] No

If Yes to any of the above, explain:_______________

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security? [__] Yes [X] No;

(ii) involving the making of any false filing with the Commission? [__] Yes [X] No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? [__] Yes [X] No

If Yes to any of the above, explain:________________

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer? [__] Yes [X] No

(B) engaging in the business of securities, insurance or banking? [__] Yes [X] No

(C) engaging in savings association or credit union activities? [__] Yes [X] No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? [__] Yes [X] No

If Yes to any of the above, explain:____________________

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? [__] Yes [X] No

(ii) places limitations on the activities, functions or operations of such person? [__] Yes [X] No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? [__] Yes [X] No

If Yes to any of the above, explain:__________________

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)

(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? [__] Yes [X] No

(ii) Section 5 of the Securities Act? [__]Yes [X] No

If Yes to either of the above, explain:________________

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? [__] Yes [X] No

If Yes, explain:________________________

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? [__] Yes [X] No

If Yes, explain:__________________

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? [__] Yes [X] No

If Yes, explain:____________________

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on

this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. **<u>In addition to the information expressly required to be included in this Form, include:</u>**

(1) any other material information presented to investors; and

(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Please see the exhibits to this offering statement, all of which have been made available to the offerees in connection with this offering.

ONGOING REPORTING

We will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2020 (120) days after the end of each fiscal year covered by the report). Once posted, the annual report may be found on our website at www.BudTrader.com. We must continue to comply with the ongoing reporting requirements until (1) we are required to file reports under Section 13(a) or Section 15(d) of the Exchange Act; (2) we have filed at least one annual report pursuant to Regulation Crowdfunding and have fewer than 300 holders of record and has total assets that do not exceed $10,000,000; (3) we have filed at least three annual reports pursuant to Regulation Crowdfunding; (4) we or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) we liquidate or dissolve our business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Bradley McLaughlin
(Signature)

Bradley McLaughlin
(Name)

CEO & Chairman
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Bradley McLaughlin
(Signature)

Bradley McLaughlin
(Name)

CEO & Chairman
(Title)

June 7, 2019
(Date)

I, Bradley McLaughlin, being the CEO and Chairman of P5 Systems, Inc., a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2017 and 2018 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2017 and 2018, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2018, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/ Bradley McLaughlin
(Signature)

Bradley McLaughlin
(Name)

CEO & Chairman
(Title)

June 7, 2019
(Date)

EXHIBITS

EXHIBIT A
Financial Statements

INDEPENDENT AUDITOR'S REPORT
To the members of P5 Systems, Inc

P5 Systems, Inc.
533 2ND ST
ENCINITAS, CA 92024

Wiley Financial Services, Inc. have reviewed the accompanying financial statements of P5 Systems, Inc., which comprise the balance sheet as of December 31, 2018 & December 2017, and the statement of earnings, the statement of comprehensive earnings, and the cash flow statement for the year then ended 2017 & 2018, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Other Matter Paragraph(s)

Supplementary Information

The accompanying schedule of compensation, benefits, and other payments to the agency head, political subdivision head, or chief executive officer is presented for purposes of additional analysis and is not a required part of the basic financial statements. The information is the representation of management. We have reviewed the information and, based on our review, we are not aware of any material modifications that should be made to the information in order for it to be in accordance with accounting principles generally accepted in the United States of America. We have not audited the supplementary information and, accordingly, do not express an opinion on such information.

--Required Supplementary Information

Accounting principles generally accepted in the United States of America require that the following supplementary information be presented to supplement the basic financial statements:

Budgetary Comparison Schedule
Management's Discussion and Analysis

Such information, although not a part of the basic financial statements, is required by the Governmental Accounting Standards Board who considers it to be an essential part of financial reporting for placing the basic financial statements in an appropriate operational, economic, or historical context. We have not audited or reviewed such required supplementary information, and, accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on it.

--The accompanying Budgetary Comparison Schedule has been reviewed by us, and based on our review, we are not aware of any material modifications that should be made to the information in order for it to be in accordance with accounting principles generally accepted in the United States of America. We have not audited the information and, accordingly, do not express an opinion on such information.

--Management has omitted the Management Discussion and Analysis that accounting principles generally accepted in the United States of America require to be presented to supplement the basic financial statements. The Management Discussion and Analysis, although not a part of the basic financial statements, is required by the Governmental Accounting Standards Board, who considers it to be an essential part of the of financial reporting for placing the basic financial statements in an appropriate operational, economic, or historical content.

Lindsay Wiley
Wiley Financial Services, Inc
5205 Avenida Encinas, Suite A
Carlsbad, CA 92008
April 15, 2019

P5 Systems, Inc.
Balance Sheet
As of December 31, 2017

		Total
ASSETS		
Current Assets		
Bank Accounts		
Total Bank Accounts	$	6,682.28
Accounts Receivable		
8000 Accounts Receivable		13,429.69
8001 Cryptocurrency		406.15
Total Accounts Receivable	$	13,835.84
Other Current Assets		
2001 Prepaid Investments		68,000.00
2002 Shareholder advance		70,196.47
Total Other Current Assets	$	138,196.47
Total Current Assets	$	158,714.59
Fixed Assets		
2501 Computers & equipment		0.00
2502 Software		500,000.00
Total Fixed Assets	$	500,000.00
Other Assets		
2004 Accumulated Amortiztion		-50,000.00
2005 Intangible assets		100,000.00
2500 Accumulated Depreciation		-137,500.02
Total Other Assets	-$	87,500.02
TOTAL ASSETS	$	571,214.57
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
Total 1010 Credit Card	-$	7,372.10
Total Credit Cards	-$	7,372.10
Other Current Liabilities		
7000 Accrued expenses		4,000.00
7001 Accrued payroll		120,000.00
7002 Loan Payable		-2,227.82
7003 Shareholder advances		0.00
7004 State Income Tax Payable		800.00
7005 Bank Liabilities		0.00
Total Other Current Liabilities	$	122,572.18
Total Current Liabilities	$	115,200.08
Long-Term Liabilities		
7500 Intercompany		52,197.91
Total Long-Term Liabilities	$	52,197.91

Total Liabilities	**$**	**167,397.99**
Equity		
3001 Opening Balance Equity		100,000.00
3003 Owner's Investment		812.30
3004 Subscriptions payable		3,500.00
Total 3003 Owner's Investment	**$**	**4,312.30**
3006 Retained Earnings		-149,287.38
3007 Common Stock		100,000,000.00
3008 Paid-In Capital		-99,830,460.00
Net Income		279,251.66
Total Equity	**$**	**403,816.58**
TOTAL LIABILITIES AND EQUITY	**$**	**571,214.57**

P5 Systems, Inc.
Balance Sheet
As of December 31, 2018

		Total
ASSETS		
Current Assets		
Bank Accounts		
Total Bank Accounts	-$	1,043.77
Accounts Receivable		
8000 Accounts Receivable		18,113.01
8001 Cryptocurrency		406.15
Total Accounts Receivable	$	18,519.16
Other Current Assets		
2001 Prepaid Investments		68,000.00
2002 Shareholder advance		19,199.49
Total Other Current Assets	$	87,199.49
Total Current Assets	$	104,674.88
Fixed Assets		
2501 Computers & equipment		0.00
2502 Software		500,000.00
Total Fixed Assets	$	500,000.00
Other Assets		
2004 Accumulated Amortiztion		-50,000.00
2005 Intangible assets		100,000.00
2500 Accumulated Depreciation		-229,166.70
Total Other Assets	-$	179,166.70
TOTAL ASSETS	$	425,508.18
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
8002 Accounts Payable		8,830.96
Total Accounts Payable	$	8,830.96
Credit Cards		
Total 1010 Credit Card	-$	1,454.10
Total Credit Cards	-$	1,454.10
Other Current Liabilities		
7000 Accrued expenses		4,000.00
7001 Accrued payroll		210,000.00
7002 Loan Payable		14,218.68
7003 Shareholder advances		0.00
7004 State Income Tax Payable		1,600.00
7005 Bank Liabilities		0.00
Total Other Current Liabilities	$	229,818.68
Total Current Liabilities	$	237,195.54

Long-Term Liabilities		
7500 Intercompany		-149,199.52
Total Long-Term Liabilities	**-$**	**149,199.52**
Total Liabilities	**$**	**87,996.02**
Equity		
3001 Opening Balance Equity		100,000.00
3003 Owner's Investment		812.30
3004 Subscriptions payable		3,500.00
Total 3003 Owner's Investment	**$**	**4,312.30**
3005 Owner's Pay & Personal Expenses		-9.78
3006 Retained Earnings		129,964.28
3007 Common Stock		100,000,000.00
3008 Paid-In Capital		-99,961,620.00
Net Income		64,865.36
Total Equity	**$**	**337,512.16**
TOTAL LIABILITIES AND EQUITY	**$**	**425,508.18**

P5 Systems, Inc.
Profit and Loss
January - December 2017

	Total
Income	
4000 Ad Words Revenue	8,945.16
4001 Advertising Revenue	227,513.14
4002 Affiliate Revenue	713,224.94
4004 Refund	-18,020.85
4006 Uncategorized Income	4,159.80
Total Income	**$ 935,822.19**
Gross Profit	**$ 935,822.19**
Expenses	
9000 Advertising & Marketing	64,558.72
9002 Bank Charges & Fees	11,115.56
9003 Car & Truck	1,767.89
9004 Computer expenses	10,609.21
9006 Dues & Subscriptions	993.31
9007 Finance charges	213.27
9008 Insurance	
9009 Auto	167.17
9010 Business	1,470.87
9011 Health	8,686.12
9012 Keyman	0.00
Total 9008 Insurance	**$ 10,324.16**
9014 Legal & Professional Services	14,973.32
9015 Meals & Entertainment	1,245.34
9016 Merchant Fees	655.70
9017 Office	21,207.01
9019 Personnel	
9020 Contractors	34,703.56
9021 Officer salary	82,500.00
9022 Subcontractors	182,547.28
Total 9019 Personnel	**$ 299,750.84**
9024 Phone and internet	1,295.01
9025 Promotional Products	49,333.56
9026 Rent & Lease	24,303.87
9027 Repairs & Maintenance	1,199.39
9028 Server/Hosting	2,287.52
9029 Taxes & Licenses	1,945.51
9030 Travel	7,589.56
9032 Utilities	11,585.62
9034 Withdrawals	0.00
Total Expenses	**$ 536,954.37**
Net Operating Income	**$ 398,867.82**



Other Expenses		
6000 Amortization		25,000.00
6001 Depreciation		95,001.81
6002 Reconciliation Discrepancies		-385.65
Total Other Expenses	**$**	**119,616.16**
Net Other Income	**-$**	**119,616.16**
Net Income	**$**	**279,251.66**

P5 Systems, Inc.
Profit and Loss
January - December 2018

	Total
Income	
4000 Ad Words Revenue	27,017.25
4001 Advertising Revenue	179,877.94
4002 Affiliate Revenue	399,067.54
4004 Refund	-12,396.07
4005 Sales of Product Income	10,000.00
Total Income	**$ 603,566.66**
Gross Profit	**$ 603,566.66**
Expenses	
9000 Advertising & Marketing	76,992.90
9001 Ask My Accountant	0.00
9002 Bank Charges & Fees	22,188.62
9003 Car & Truck	41.90
9004 Computer expenses	15,411.92
9005 Donations	509.95
9006 Dues & Subscriptions	1,656.72
9008 Insurance	
9010 Business	48.32
Total 9008 Insurance	**$ 48.32**
9014 Legal & Professional Services	45,439.00
9015 Meals & Entertainment	9,352.35
9016 Merchant Fees	3,202.51
9017 Office	27,653.23
9019 Personnel	
9020 Contractors	93,546.39
9021 Officer salary	90,000.00
9022 Subcontractors	521.33
Total 9019 Personnel	**$ 184,067.72**
9024 Phone and internet	2,136.98
9025 Promotional Products	20,257.83
9026 Rent & Lease	11,418.09
9027 Repairs & Maintenance	1,138.31
9028 Server/Hosting	6,782.28
9029 Taxes & Licenses	624.00
9030 Travel	12,139.33
9032 Utilities	9,587.49
9033 Internet	116.69
Total 9032 Utilities	**$ 9,704.18**
9034 Withdrawals	0.00
9035 Shipping, Freight & Delivery	126.47
Total Expenses	**$ 450,892.61**

Net Operating Income	**$**	**152,674.05**
Other Expenses		
6001 Depreciation		91,666.68
6002 Reconciliation Discrepancies		-3,857.99
Total Other Expenses	**$**	**87,808.69**
Net Other Income	**-$**	**87,808.69**
Net Income	**$**	**64,865.36**

P5 Systems, Inc. & Executive Marketing Services, LLC Combined
Profit and Loss
January - December 2017

	Total
Income	
4000 Ad Words Revenue	92,655.92
4001 Advertising Revenue	227,513.14
4002 Affiliate Revenue	713,224.94
4004 Refund	-18,118.34
4006 Uncategorized Income	4,159.80
4007 Sales	261,443.51
Total Income	$ 1,280,878.97
Gross Profit	$ 1,280,878.97
Expenses	
9000 Advertising & Marketing	79,530.38
9002 Bank Charges & Fees	20,562.48
9003 Car & Truck	4,622.99
9004 Computer expenses	10,870.81
9005 Commission & Fees	1,078.88
9006 Dues & Subscriptions	1,783.94
9007 Finance charges	213.27
9008 Insurance	
9009 Auto	215.49
9010 Business	3,121.61
9011 Health	8,686.12
9012 Keyman	0.00
Total 9008 Insurance	$ 12,023.22
9014 Legal & Professional Services	15,693.34
9015 Meals & Entertainment	6,774.71
9016 Merchant Fees	4,825.19
9017 Office	31,404.72
9019 Personnel	
9020 Contractors	38,512.56
9021 Officer salary	82,500.00
9022 Subcontractors	239,071.13
Total 9019 Personnel	$ 360,083.69
9024 Phone and internet	1,295.01
9025 Promotional Products	49,333.56
9026 Rent & Lease	24,303.87
9027 Repairs & Maintenance	3,179.88
9028 Server/Hosting	44,711.11
9029 Taxes & Licenses	2,795.51
9030 Travel	8,069.77

9031 Shipping & Delivery		744.92
9032 Utilities		21,723.66
9034 Interest		6.25
Total Expenses	**$**	**705,631.16**
Net Operating Income	**$**	**575,247.81**
Other Expenses		
6000 Amortization		25,000.00
6001 Depreciation		95,001.81
6002 Reconciliation Discrepancies		-385.65
4503 BudTrader		70,673.08
Total Other Expenses	**$**	**190,289.24**
Net Other Income	**$**	**384,958.57**
Net Income	**$**	**384,958.57**

P5 Systems, Inc. & EMS, LLC Combined
Balance Sheet
As of December 31, 2017

	Total
ASSETS	
Current Assets	
Bank Accounts	
1000 Acceptance Now	344.44
1001 CHECKING (1190)	1,482.92
1002 Checking (EMS)(0997)	0.00
1003 CHECKING (EMS)(2803)	0.00
1004 Checking (EMS)(2829)	0.00
1005 Checking BBVA	-3,972.49
1006 CLEARING ACCT	-2,802.00
1007 Credit Union (EMS)	0.00
1008 Crypto Currency	0.00
1009 PayPal	59,411.48
Total Bank Accounts	$ 54,464.35
Accounts Receivable	
8000 Accounts Receivable	13,429.69
8001 Cryptocurrency	406.15
Total Accounts Receivable	$ 13,835.84
Other Current Assets	
2000 Aquisition	61,760.00
2001 Prepaid Investments	68,000.00
2002 Shareholder advance	70,196.47
Total Other Current Assets	$ 199,956.47
Total Current Assets	$ 268,256.66
Fixed Assets	
2501 Computers & equipment	0.00
2502 Software	500,000.00
Total Fixed Assets	$ 500,000.00
Other Assets	
2004 Accumulated Amortiztion	-50,000.00
2005 Intangible assets	100,000.00
2500 Accumulated Depreciation	-137,500.02
Total Other Assets	-$ 87,500.02
TOTAL ASSETS	$ 680,756.64
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
1010 Credit Card	2,745.20
1011 American Express	3,756.73
1012 Capital One	-4,804.48

1013 Credit One Credit Card		-666.86
1014 First Premier Bank Credit Card		-898.72
1016 Home Depot Credit Card		-141.36
1017 Shell Credit Card		-1,303.22
1018 Union Bank Credit Card		-2,282.66
Total 1010 Credit Card	**-$**	**3,595.37**
Total Credit Cards	**-$**	**3,595.37**
Other Current Liabilities		
7000 Accrued expenses		4,000.00
7001 Accrued payroll		120,000.00
7002 Loan Payable		-125,352.49
7003 Shareholder advances		0.00
7004 State Income Tax Payable		1,600.00
7005 Bank Liabilities		0.00
Total Other Current Liabilities	**$**	**247.51**
Total Current Liabilities	**-$**	**3,347.86**
Long-Term Liabilities		
7500 Intercompany		52,197.91
Total Long-Term Liabilities	**$**	**52,197.91**
Total Liabilities	**$**	**48,850.05**
Equity		
3001 Opening Balance Equity		122,710.08
3003 Owner's Investment		-31,240.07
3004 Subscriptions payable		3,500.00
Total 3003 Owner's Investment	**-$**	**27,740.07**
3006 Retained Earnings		-17,561.99
3007 Common Stock		100,000,000.00
3008 Paid-In Capital		-99,830,460.00
Net Income		384,958.57
Total Equity	**$**	**631,906.59**
TOTAL LIABILITIES AND EQUITY	**$**	**680,756.64**

P5 Systems, Inc. & EMS Combined
Profit and Loss
January - December 2018

	Total
Income	
4000 Ad Words Revenue	142,737.34
4001 Advertising Revenue	249,393.02
4002 Affiliate Revenue	399,186.48
4004 Refund	-19,559.13
4005 Sales of Product Income	10,000.00
Total Income	**$ 781,757.71**
Gross Profit	**$ 781,757.71**
Expenses	
9000 Advertising & Marketing	104,182.70
9001 Ask My Accountant	0.00
9002 Bank Charges & Fees	22,253.13
9003 Car & Truck	428.80
9004 Computer expenses	23,168.57
9005 Donations	509.95
9006 Dues & Subscriptions	1,937.04
9008 Insurance	
9010 Business	1,089.89
Total 9008 Insurance	**$ 1,089.89**
9014 Legal & Professional Services	45,967.59
9015 Meals & Entertainment	13,780.23
9016 Merchant Fees	5,356.61
9017 Office	33,710.45
9019 Personnel	
9020 Contractors	120,497.77
9021 Officer salary	90,000.00
9022 Subcontractors	379.41
Total 9019 Personnel	**$ 210,877.18**
9024 Phone and internet	2,136.98
9025 Promotional Products	72,521.27
9026 Rent & Lease	11,818.09
9027 Repairs & Maintenance	1,138.31
9028 Server/Hosting	6,782.28
9029 Taxes & Licenses	1,220.85
9030 Travel	13,072.16
9032 Utilities	13,467.79
9033 Internet	116.69
Total 9032 Utilities	**$ 13,584.48**
9034 Withdrawals	0.00
9035 Shipping, Freight & Delivery	550.67
Total Expenses	**$ 586,087.23**

Net Operating Income	**$**	**195,670.48**
Other Expenses		
4503 BudTrader		24,095.12
6001 Depreciation		91,666.68
6002 Reconciliation Discrepancies		-3,857.99
Total Other Expenses	**$**	**111,903.81**
Net Other Income	**-$**	**111,903.81**
Net Income	**$**	**83,766.67**

P5 Systems, Inc. & EMS, LLC Combined
Balance Sheet
As of December 31, 2018

	Total
ASSETS	
Current Assets	
Bank Accounts	
Total Bank Accounts	**-$ 32,146.72**
Accounts Receivable	
8000 Accounts Receivable	18,113.01
8001 Cryptocurrency	406.15
Total Accounts Receivable	**$ 18,519.16**
Other Current Assets	
2000 Aquisition	61,760.00
2001 Prepaid Investments	68,000.00
2002 Shareholder advance	19,199.49
Total Other Current Assets	**$ 148,959.49**
Total Current Assets	**$ 135,331.93**
Fixed Assets	
2501 Computers & equipment	0.00
2502 Software	500,000.00
Total Fixed Assets	**$ 500,000.00**
Other Assets	
2001 Intercompany	161,307.54
2004 Accumulated Amortiztion	-50,000.00
2005 Intangible assets	100,000.00
2500 Accumulated Depreciation	-229,166.70
Total Other Assets	**-$ 17,859.16**
TOTAL ASSETS	**$ 617,472.77**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
8002 Accounts Payable	8,830.96
Total Accounts Payable	**$ 8,830.96**
Credit Cards	
Total 1010 Credit Card	**-$ 1,454.10**
Total Credit Cards	**-$ 1,454.10**
Other Current Liabilities	
7000 Accrued expenses	4,000.00
7001 Accrued payroll	210,000.00
7002 Loan Payable	-108,949.49
7003 Shareholder advances	0.00
7004 State Income Tax Payable	2,400.00
7005 Bank Liabilities	0.00

Total Other Current Liabilities	**$**	**107,450.51**
Total Current Liabilities	**$**	**114,827.37**
Long-Term Liabilities		
7500 Intercompany		-149,199.52
Total Long-Term Liabilities	**-$**	**149,199.52**
Total Liabilities	**-$**	**34,372.15**
Equity		
3001 Opening Balance Equity		200,939.15
3003 Owner's Investment		812.30
3004 Subscriptions payable		3,500.00
Total 3003 Owner's Investment	**$**	**4,312.30**
3005 Owner's Pay & Personal Expenses		-42,949.78
3006 Retained Earnings		367,396.58
3007 Common Stock		100,000,000.00
3008 Paid-In Capital		-99,961,620.00
Net Income		83,766.67
Total Equity	**$**	**651,844.92**
TOTAL LIABILITIES AND EQUITY	**$**	**617,472.77**

Executive Marketing Services, LLC
Balance Sheet
As of December 31, 2017

	Total
ASSETS	
Current Assets	
Bank Accounts	
Total Bank Accounts	$ 47,782.07
Other Current Assets	
2000 Aquisition	61,760.00
2003 Uncategorized Asset	0.00
Total Other Current Assets	$ 61,760.00
Total Current Assets	$ 109,542.07
TOTAL ASSETS	$ 109,542.07
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
1014 AmEx Business (deleted)	3,776.73
Total Credit Cards	$ 3,776.73
Other Current Liabilities	
7000 Credit Card	0.00
7001 Line of Credit	0.00
7002 Loan Payable	-123,124.67
7003 Payroll Clearing	0.00
7004 State Tax Payable	800.00
Total Other Current Liabilities	-$ 122,324.67
Total Current Liabilities	-$ 118,547.94
Total Liabilities	-$ 118,547.94
Equity	
3000 Opening Balance Equity	22,710.08
3001 Owners Draw	-32,052.37
3002 Retained Earnings	131,725.39
Net Income	105,706.91
Total Equity	$ 228,090.01
TOTAL LIABILITIES AND EQUITY	$ 109,542.07

Executive Marketing Services, LLC
Balance Sheet
As of December 31, 2018

	Total	
ASSETS		
Current Assets		
Bank Accounts		
Total Bank Accounts	**-$**	**31,397.90**
Other Current Assets		
2000 Aquisition		61,760.00
2003 Uncategorized Asset		402.95
2004 Undeposited Funds		0.00
Total Other Current Assets	**$**	**62,162.95**
Total Current Assets	**$**	**30,765.05**
Other Assets		
2005 Intercompany		161,199.54
Total Other Assets	**$**	**161,199.54**
TOTAL ASSETS	**$**	**191,964.59**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities		
7000 Credit Card		0.00
7001 Line of Credit		0.00
7002 Loan Payable		-123,168.17
7003 Payroll Clearing		0.00
7004 State Tax Payable		800.00
Total Other Current Liabilities	**-$**	**122,368.17**
Total Current Liabilities	**-$**	**122,368.17**
Total Liabilities	**-$**	**122,368.17**
Equity		
3000 Opening Balance Equity		100,939.15
3001 Owners Draw		-42,940.00
3002 Retained Earnings		237,432.30
Net Income		18,901.31
Total Equity	**$**	**314,332.76**
TOTAL LIABILITIES AND EQUITY	**$**	**191,964.59**

Executive Marketing Services, LLC
Profit and Loss
January - December 2017

		Total
Income		
4000 Ad Words Revenue		83,710.76
4006 Refunds-Allowances		-97.49
4007 Sales		261,443.51
Total Income	**$**	**345,056.78**
Gross Profit	**$**	**345,056.78**
Expenses		
9000 Advertising		14,971.66
9002 Auto Expense		2,855.10
9004 Bank Charges		9,446.92
9005 Commissions & fees		1,078.88
9006 Computer - Software		261.60
9007 Contractors		3,809.00
9009 Dues & Subscriptions		790.63
9011 Hosting Fees		42,423.59
9012 Insurance		1,650.74
9014 Insurance - Liability		48.32
9015 Interest Expense		6.25
9016 Job Materials		3,437.96
9017 Legal & Professional Fees		720.02
9018 Meals and Entertainment		3,027.20
9019 Merchant Fees		4,169.49
9020 Office Expenses		4,740.35
9021 Other General and Admin Expenses		1,932.40
9026 Shipping and delivery expense		265.92
9027 Stationery & Printing		479.00
9028 Subcontractors		56,167.10
9029 Talent		356.75
Total 9028 Subcontractors	**$**	**56,523.85**
9030 Supplies		87.00
9031 Taxes & Licenses		850.00
9032 Tools		1,980.49
9033 Travel		480.21
9034 Travel Meals		2,502.17
9036 Utilities		10,138.04
Total Expenses	**$**	**168,676.79**
Net Operating Income	**$**	**176,379.99**
Other Expenses		
4503 BudTrader		70,673.08
Total Other Expenses	**$**	**70,673.08**
Net Other Income	**-$**	**70,673.08**

Net Income	**$**	**105,706.91**

Executive Marketing Services, LLC
Profit and Loss
January - December 2018

		Total
Income		
4000 Ad Words Revenue		115,720.09
4005 PayPal Sales		43,113.51
4006 Refunds-Allowances		-5,310.25
4007 Sales		26,401.57
4008 Sales of Product Income		-1,852.81
4011 Uncategorized Income		118.94
Total Income	**$**	**178,191.05**
Gross Profit	**$**	**178,191.05**
Expenses		
9000 Advertising		27,189.80
9001 Ask Client		9,200.84
9002 Auto Expense		386.90
9004 Bank Charges		64.51
9006 Computer - Software		7,756.65
9007 Contractors		7,750.54
9009 Dues & Subscriptions		280.32
9010 Freight & Delivery		255.75
9012 Insurance		579.25
9016 Job Materials		1,009.04
9017 Legal & Professional Fees		528.59
9018 Meals and Entertainment		4,367.88
9019 Merchant Fees		453.72
9020 Office Expenses		3,771.14
9021 Other General and Admin Expenses		50,954.48
9022 PayPal Fees		1,700.38
9024 Rent or Lease		400.00
9026 Shipping and delivery expense		155.00
9028 Subcontractors		9,858.08
9031 Taxes & Licenses		596.85
9033 Travel		932.83
9034 Travel Meals		60.00
9035 Uncategorized Expense		2,286.08
9036 Utilities		3,880.30
9037 Clothes		299.92
9038 Medical Expense		462.32
9039 Shipping, Freight & Delivery		13.45
Total Expenses	**$**	**135,194.62**
Net Operating Income	**$**	**42,996.43**
Other Expenses		
4503 BudTrader		24,095.12

Total Other Expenses	**$**	**24,095.12**
Net Other Income	**-$**	**24,095.12**
Net Income	**$**	**18,901.31**

EXHIBIT B
Subscription Agreement

P5 SYSTEMS, INC.

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The Board of Directors of
P5 SYSTEMS, INC.
3264 Grey Hawk Court
Carlsbad, California 92010

Ladies and Gentlemen:

1. Background. The undersigned understands that P5 Systems, Inc., a California corporation doing business as BudTrader (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, dated May 16, 2019, as the same may be amended from time to time, filed by the Company with the SEC (the "**Form C**") and the Offering Statement, which is included therein (the "**Offering Statement**"). The Company is offering to both accredited and non-accredited investors up to 856,000 shares of its Common Stock, no par value (each a "**Share**" and, collectively, the "**Shares**") at a price of $1.25 per Share (the "**Purchase Price**"). The minimum amount or target amount to be raised in the Offering $25,000 (the "**Target Offering Amount**") and the maximum amount to be raised in the offering is $1,070,000 (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Shares on a basis to be determined by the Company's management. The Company is offering the Shares to prospective investors through the EquiFund Crowd Funding Portal (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 7% of gross monies raised in the Offering and Common Stock that is equal to 7% of the total shares of Common Stock sold in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.equifundcfp.com.

2. Subscription. Subject to the terms of this Agreement and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Shares equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "**Offering Deadline**").

3. Closing.

(a) Closing. Subject to this Section 3(b), the closing of the sale and purchase of the Shares pursuant to this Agreement (the "**Closing**") shall take place through the Portal within five Business Days after the Offering Deadline (the "**Closing Date**").

(b) Closing Conditions. The Closing is conditioned upon satisfaction of all the following conditions:

(i) prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Target Offering Amount;

at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount; and

(ii) the representations and warranties of the Company contained in Section 7 hereof and of the undersigned contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

4. Termination of the Offering; Other Offerings. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5. Representations. The undersigned represents and warrants to the Company and the Company's agents as follows:

(a) The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Shares; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b) The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Shares.

(c) Including the amount set forth on the signature page hereto, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d) The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Shares.

(e) The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as

investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

(f) The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

(g) The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(h) The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

(i) The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

(j) The undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund.

(k) The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

(l) The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares.

(m) The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n) The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

(o) The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(p) If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The undersigned's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned's jurisdiction.

6. HIGH RISK INVESTMENT. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK**. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

7. Company Representations. The undersigned understands that upon issuance of to the undersigned of any Shares, the Company will be deemed to have made following representations and warranties to the undersigned as of the date of such issuance:

(a) Corporate Power. The Company has been duly incorporated as corporation under the laws of the State of California and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

(b) Enforceability. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) Valid Issuance. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Amended Articles of Incorporation and Bylaws of the Company, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

8. No Conflict. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Company's Amended Articles of Incorporation and Bylaws, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company. SPV Reorganization. The undersigned hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize this instrument and any Shares issued pursuant to the terms of this instrument into a special-purpose vehicle or other entity designed to aggregate the interests of holders of the Shares.

9. Indemnification. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

10. Market Stand-Off. If so requested by the Company or any representative of the underwriters (the "**Managing Underwriter**") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Shares or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "**Market Standoff Period**"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

11. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

12. Legend. The certificates, book entry or other form of notation representing the Shares sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Shares were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

13. Notices. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

14. Governing Law. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Delaware without regard to the principles of conflicts of laws.

15. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Shares by the undersigned ("**Proceedings**"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

16. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

17. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

18. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

19. Invalidity of Specific Provisions. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

20. Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

21. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

22. Electronic Execution and Delivery. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

23. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

24. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

25. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Shares pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

[End of Page]

IN WITNESS WHEREOF, the parties have executed this Agreement as of ____________________.

COMPANY:

P5 SYSTEMS, INC.

By:______________________________

Name:____________________________

Title:_____________________________

Read and Approved (For IRA Use Only):

SUBSCRIBER:

____

By:______________________ By:______________________________

Name:____________________________

Title:_____________________________

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[ ] Not Accredited

EXHIBIT C
Pitch Deck



BUDTRADER

"The World's Largest Cannabis Social Media and Networking Platform"

PITCH DECK

1 DISCLAIMER:

The information contained in this presentation is for use by you and a limited number of other parties who are interested in investing in P5 Systems, Inc. d/b/a BudTrader (the "Company"). This investor presentation is designed to provide you with some preliminary information about the Company that will assist you in deciding whether to pursue any such relationship with the Company. For more detailed information about the Company, including detailed risk factors, please see the Offering Statement on Form C that was filed by the Company with the SEC and is available on the SEC's website (www.sec.gov) and also on the Company's offering page on the Equifund website at www.equifundcfp.com. This summary does not constitute an offer to sell or the solicitation of an offer to buy securities of the Company.

The Company obtained all the information set forth below from its internal records or from publicly available sources. Although the Company believe this information is accurate, it makes no representation or warranty, expressed or implied, about the completeness or the accuracy of this information, its content or any other matter concerning it. Only those representations and warranties, if any, that we make in any definitive agreement that would be executed by you and the Company at some later date would have any legal effect.

This information is not intended to provide the sole basis for your evaluation of the Company. You should conduct your own due diligence of the Company, review the Company's offering statement on Form C, and independently verify the information contained below before proceeding further with any investment in or other transaction with the Company. Our officers will make themselves available to answer any questions that you may have regarding the Company, its business, operations and prospects should you decide to proceed further with an investment or other transaction with the Company.

The information set forth below includes statements, estimates, projections with respect to our anticipated future performance and other forward-looking statements, which are subject to risks, uncertainties and assumptions. In some cases, you can identify these statements by forward-looking words such as "may", "might", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", "future" or "continue", the negative of these terms and other comparable terminology. Such forward-looking statements are based on current plans, estimates and expectations and are made pursuant to the Private Securities Litigation Reform Act of 1995. These statements, estimates and projections are based upon various assumptions that we made concerning our anticipated results and industry trends, which may or may not occur. We are not making any representations as to the accuracy of these statements, estimates or projections. Our actual performance may be materially different from the statements, estimates or projections set forth below. We are under no duty to update any of these forward-looking statements to conform them to actual results or revised expectations.

Investing in Regulation CF offerings involves a high degree of risk. Securities sold through Regulation CF Offerings are typically not publicly traded and, therefore, are less liquid. Additionally, investors will receive restricted stock that is subject to holding period requirements. Companies seeking capital through Regulation CF Offerings tend to be in earlier stages of development and have not yet been fully tested in the public marketplace. Investing in Regulation CF Offerings requires a tolerance for high risk, low liquidity, and a long-term commitment. Investors must be able to afford to lose their entire investment. Such investment products are not FDIC insured, may lose value, and have no bank guarantee.

2 EXECUTIVE SUMMARY:

BUDTRADER

- **Largest cannabis social media platform in the world**
- **2,000,000+ register users**
- Over **$2 Million in revenues** in the past 24 months
- There is **no advertising or networking platform** in the legal cannabis industry for cannabis business owners except for marijuana delivery services and dispensaries
- **Better on-site analytics** than other cannabis platforms like Weedmaps, Leafly and Massroots
- Set for **rapid expansion** across the U.S. and internationally



BudTrader is seeking a limited number of investors to join them at an exclusive pre-IPO valuation

3 BACKGROUND:

Cannabis is the fastest growing industry in the nation

- In 2018, sales increased 34% nationwide to $10.8 billion. In 2019, that number is expected to hit $12.9 billion. And by 2025, legal cannabis sales are projected to grow to **$26.3 billion**.



30
25
20
15
10
5
0
Sales in billion U.S. dollars
$6.6
$8.0
$10.8
$12.9
$15.1
$17.4
$19.6
$21.8
$24.1
$26.3
2016
2017
2018
2019*
2020*
2021*
2022*
2023*
2024*
2025*

FASTEST GROWING JOB MARKET IN THE U.S.

The cannabis industry consists of thousands of small businesses and dozens of different market segments.

(for example: growers, suppliers, dispensaries, equipment, real estate, casual users, medicinal users...etc).

CNBC: *"The marijuana industry looks like the fastest-growing job market in the country."*

- **The total number of full-time American jobs that depend on legal cannabis is estimated at 296,000**... nearly *twice* the number of kindergarten teachers.
- **The marijuana industry added 64,389 jobs in 2018.** That's almost the same number as the entire coal industry (76,572 jobs)



4 THE PROBLEM:

There is no advertising or networking platform in the legal cannabis industry for business owners

- *The only exception is delivery services and dispensaries but these make up a small percentage of all cannabis-related businesses.*

MAINSTREAM MEDIA IS NOT YET AVAILABLE TO THOSE WHO SEEK A RELIABLE ADVERTISING PLATFORM.



5 THE PROBLEM:

Online marketing is also tough for cannabis business owners...

- **Social media are notorious for <u>deleting/blocking</u> cannabis related posts and shutting down entire accounts.** Sites like Facebook, YouTube and Instagram connect over half of all internet users in the U.S.
- **Major search engines <u>don't permit</u> cannabis-related advertising.** Google, Bing, and Yahoo control more than 95% of all internet searches in the United States.

facebook
170 Million Users in America

YouTube
192 Million Users in America

Google
89% of All Searches in America

LEGAL CANNABIS BUSINESS OWNERS AND CONSUMERS NEED A PLACE WHERE THEY CAN NETWORK AND COMMUNICATE SAFELY.



6 THE SOLUTION: BUDTRADER

BudTrader is the cannabis industry's largest social media platform and the only one that caters to all aspects of the industry.

– not just delivery and dispensary services.

2 Million+ Registered Users
Consumers + Businesses

Service Providers:
Delivery, Dispensary, Events, Equipment

Suppliers/Products:
CBD, Cannabis, Edibles, Seeds, Trim, Vape

Other Cannabis Businesses:
Real Estate, Doctors/Medicinal, Licensing

WE ARE A ONE-STOP SHOP FOR CANNABIS BUSINESS OWNERS, CONSUMERS, ENTHUSIASTS, AND ADVOCATES.

ONLY ON BUDTRADER CAN PEOPLE CONNECT, BUILD THEIR "ROLODEX", AND SCALE THEIR NETWORKS AND BUSINESSES



7 WHERE BUDTRADER IS NOW:



BudTrader has an online presence in 29 states, Canada and Puerto Rico.

CANADA
Puerto Rico
Where BudTrader is currently
Where BudTrader plans to expand in 2019

U.S. STATES BUDTRADER IS CURRENTLY IN:

Alaska
Arizona
Arkansas
California
Colorado
Connecticut
DelawareFlorida
Hawaii
Illinois
Maine
Maryland
Massachusetts
Michigan
Minnesota
Nevada
New Hampshire
New Jersey
New Mexico
New York
North Dakota
Ohio
Oklahoma
Oregon
Pennsylvania
Rhode Island
Vermont
Washington
Washington, D.C.



8 HOW BUDTRADER MAKES MONEY:

BudTrader has an ad-based revenue model
(similar to Facebook, Google and YouTube.)

Advertising-based revenue models are used by most of the Internet's largest platforms. BudTrader currently gets **20+ million pageviews** each month. We monetize them by selling various types of advertisements including banner ads, highlighted ads, and boosted ads. We also have affiliate lead generation deals with numerous partners where we are paid on a per-acquisition basis.

Mobile boosted + highlighted ad

Desktop banner ad

Desktop boosted + highlighted ad

BUDTRADER HAS GENERATED OVER **$2 MILLION IN REVENUES** OVER THE PAST 24 MONTHS.

9 GROWTH PLANS:

BudTrader is transitioning from proving the business model to a focused growth phase and aggressive user acquisition.

United States:

- **55 million** Americans self-report as having used marijuana recreationally at least once in the prior year, 35 million report regular use. This represents an untapped market of **27-times** BudTrader's current user base.

27-FOLD GROWTH POTENTIAL

- **5 states identified for immediate expansion:** Louisiana, Missouri, Montana, Utah, and West Virginia

International:

BudTrader's platform is **built for easy expansion** into international markets.

Over the next 18 months BudTrader plans to aggressively expand into more international markets including Europe, Australia and Mexico.

Europe:

- ✓ Pro-cannabis legislation rapidly expanding
  - Projected cannabis revenues to hit **$130 Billion** in 2028
- ✓ BudTrader recently granted EU trademark

Australia:

- ✓ Recently passed medicinal cannabis laws
- ✓ BudTrader applied for Australian trademark

Mexico:

- ✓ 120 million+ population
- ✓ BudTrader applied for Mexican trademark

10 BUDTRADER BRANDED WEBSITES:

BudTrader also operates a network of branded websites:

The Marijuana Journal

"Cannabis Newsletter"

- **32,000+ register users**
- **Exclusive** content
- Future **paid subscription** service planned to provide recurring revenue stream

BUDTRADER TV

"YouTube for Cannabis"

- **1,000+ hours** of original content
- **Over 200,000 views** and growing
- **Aggressive marketing** push to increase user base over the next 18 months

Bud Trader Arcade

"Online Gaming Platform"

- **65,000+ register users**
- **Over 100 games** available to play for free

MORE CONTENT + MORE TRAFFIC

= MORE ADVERTISING REVENUE



11 COMPETITION:



Leafly

COMPANY PROFILE:

Leafly offers articles and allows users to rate and review different strains of cannabis and cannabis dispensaries.

Founded: 2010
Revenue Model: Advertising-based

KEY METRICS:

Bounce Rate: 53.1%
Daily Pageviews per Visitor: 2.28
Average Time on Site: 3min 10sec
(all stats verified by Alexa.com)

weedmaps

COMPANY PROFILE:

Weedmaps allows users to review and discuss cannabis strains, and find local dispensaries for adult-use and medical-use marijuana.

Founded: 2008
Revenue Model: Advertising-based

KEY METRICS:

Bounce Rate: 40.6%
Daily Pageviews per Visitor: 4.09
Average Time on Site: 4min 59sec
(all stats verified by Alexa.com)

MassRoots

COMPANY PROFILE:

MassRoots allows users to locate and rate cannabis dispensaries, strains and brands as well as read cannabis-related articles and news.

Founded: 2013
Revenue Model: Advertising-based

KEY METRICS:

Bounce Rate: 84.5%
Daily Pageviews per Visitor: 1.20
Average Daily Time on Site: 1min 28sec
(all stats verified by Alexa.com)


12 WHY BUDTRADER IS BETTER:
BUDTRADER
BudTrader is a cannabis social media platform that allows consumers and business owners to post, connect, and communicate directly with each other.
Founded: 2016
Revenue Model: Advertising-based
KEY METRICS:
Bounce Rate: 26.6%
Daily Pageviews per Visitor: 15.0
Average Time on Site: 15min 33sec
(all stats verified by Alexa.com)
312% LONGER time on page
(+312.0% longer average time on page than Weedmaps)
69% BETTER bounce rate
(+68.5% better bounce rate than MassRoots)
658% MORE page views
(+657.9% more page views per visitor than Leafly)
THE NUMBERS DON'T LIE.
BUDTRADER BEATS EVERY ONE OF ITS MAIN COMPETITORS IN EACH KEY METRIC.
More page views per visitor combined with a longer time on site and a better bounce rate means a more loyal and engaged user base. This translates into more advertising opportunities and revenue potential per user.

13 SUCCESS STORIES:



MY BEST BUD™

▶ *What BudTrader offers is a very open forum for people to exchange ideas, communicate, post ads. It's been very helpful to us in promoting our business and expanding our network.*

"You have to be very careful on social media. We've already been taken down once. What BudTrader offers is a very open forum for people to exchange ideas, communicate, post ads. It's been very helpful to us in promoting our business and expanding our network and things like that. From a business standpoint, it's really good to have a place that's a hub for all things [cannabis]. What I really love about it is that the technology is there to support all players. What's great about it is that you have everyone mixing together. That's a really powerful thing to have, because it covers all aspects of this industry from the consumer to the retailer all the way down. For an industry that's really integrated, I think that's very beneficial as well. In that you have business owners that own everything up and down the chain and then you have the consumers and they're all able to interact."

-Irena Raskin, CEO of My Best Bud

MJ TOURS
Creative Cannabis Experiences

▶ *It's all about education, and BudTrader helps us reach more people.*

"Even though I only provide tours, I'm still having a really hard time advertising, selling tickets. So Brad's helped me tremendously with that. With the education aspect, we're starting to work with retirement communities. They're the largest growing demographic of cannabis users. So you know, going into the retirement communities with an actual doctor, offering 1:1 cannabis courses, and then setting up transportation with a knowledgeable rep. It's all about education, and BudTrader helps us reach more people. Now, I get at least three ticket sales a week through BudTrader. We have a lot of private events, too. I booked a couple of weddings through his site and some other events. People are always looking for private VIP tours and BudTrader is a great connecting-tool for me and MJ Tours."

-Kaylena Pinuelas, CEO of MJ Tours



14 MANAGEMENT:

Brad McLaughlin – CEO

Brad is a computer scientist, software engineer, online marketing and lead generation expert. He Founded **QuickLeadz** and grew it into one of the largest lead generation companies in the United States. He later founded **Executive Marketing Services**, a software and mobile app firm that has over 1000 software programs, apps and enterprise applications in its library being licensed to small businesses all over the world.

Brad is also one of the most industry's loudest pro-cannabis voices and **has met with both Congress and President Trump** about advancing legislation towards full-legalization.

Stone Douglas – CFO

Stone was the former Chairman and CEO of an action sports eyewear company, **Spy Inc.** While there he restructured the business and added three newbrands (O'Neill, Melodies by Mary J. Blige, and Jimmy Buffett's Margaritaville). He is also the former Chairman and Chief Executive Officer of **Piper Aircraft**, a manufacturer of general aviation aircraft. Stone reorganized and then sold the company to the Creditor Trust, Teledyne, and a private equity firm for consideration of more than $95 million.

Douglas Leighton - Advisor

Douglas is the co-founder and principal partner of **Dutchess Capital**, a Boston-headquartered global hedge fund, which has managed an investment portfolio with more than $2 billion in transactional value.

Doug oversees the fund's risk management, facilitates all of its trading on worldwide exchanges, and manages deal origination in North America, Europe and Australia. He was an early investor in **MassRoots** and **American Cannabis**. He brings over two decades of equity trading, investment banking and asset management experience to BudTrader.

15 INVESTORS AND ADVISORS:



John Salley

- Retired professional basketball player
- Long-time host of the former Fox Sports Net show *The Best Damn Sports Show Period*

Dana Rohrabacher

- Former US Congressman
- Long-time staunch advocate for cannabis legalization and freedom of choice

Willie Gault

- Retired professional football player and Olympic athlete

OTHER INVESTORS INCLUDE:

Neil Rock
President at DiamondRock

Marvin Washington
NFL Pro Bowler and Isodial International Board Member

Chris Jones
Award Winning Music Producer and Director

Scott Grey
3-Star Air Force General and VP of Integrated Fighter Group at Lockheed Martin

16 INDUSTRY LEADING PRO-CANNABIS ADVOCACY:



BudTrader is more than just a rapidly growing social platform. We are **actively committed to helping the community** and **advancing cannabis awareness.**

- Last fall, we met with Congress about pro-cannabis legislation. Our dialogues with key politicians improved their understanding of the plant and helped **pass the Farm Bill**.
- We started a non-profit "Save The Weed, Save The World" which promotes cannabis- and hemp-based solutions to better society.
- We released a whitepaper challenging President Trump to forgo concrete and steel for his border wall, in favor of "Hempcrete" -- a cheaper cement-like substance made from hemp.

"I'll fight for the cannabis community. For the ambitious entrepreneur. For the little guy. The mom-and-pop shop. The recreational consumer. And last but not least, the medicinal user -- just like myself."

Brad McLaughlin – CEO

- And last but not least, we're **even helping to reshape the NFL**. We recently undertook a study involving more than 150 current and former players that showed overwhelming support for the use of medicinal cannabis as an alternative to opioid-based pain killers. The NFLPA may use this in their next collective bargaining agreement.

17 THE RAISE:

- **BUDTRADER IS RAISING UP TO $1.07 MILLION** at $1.25 per share for a pre-money valuation of $16 million.

USE OF FUNDS:

- **-Expansion and Growth:** $300,000
- **-Technology Development:** $200,000
- **-Working Capital:** $570,000

BudTrader is seeking a limited number of investors at an exclusive pre-IPO valuation. The cannabis industry is the fastest growing in the United States and is growth projected to continue at a blistering pace over the next few years. Due to soaring investor interest, the opportunity to invest in BudTrader is very limited. Openings are on a first-come, first-serve basis.


BUDTRADER

Why Invest in BudTrader?

- **Largest cannabis social media platform in the world.**
- **2,000,000+ register users**
- Over **$2 Million in revenues** in the past 24 months.
- **Set For Rapid Expansion:** Currently in 29 states with plans to expand into 34 states in next 12 months. Launched internationally in Canada and Puerto Rico. Plans to grow into Europe, Australia and Mexico in the next 18 months
- **Better on-site analytics** than other cannabis platforms like Weedmaps, Leafly and Massroots.


BUDTRADER
THANK YOU

EXHIBIT D
Video Transcript

Video Transcript

Hi I'm Brad McLaughlin, CEO of BudTrader.com. BudTrader is the world's largest cannabis social media platform. In less than three years, we've grown to over 2 million registered users in the United States and almost 100,000 registered users in Canada. We've expanded to Puerto Rico with plans to expand to the European Union, Australia and Mexico in the next 18 months.

We've started a non-profit called Save the Weed, Save the World and we've become one of the most influential brands in the cannabis industry. And we've used that influence to meet with elected officials. The president of the United States and the former president of Mexico. We know we're only as strong as our audience and we wouldn't be here if it wasn't for you and we think we would be stronger with you behind us.

BudTrader has always been about community and that's why we want to give you the cannabis community the first opportunity to invest in BudTrader. Before the Wall Street banks, hedge funds and VC firms get an opportunity.

So what's important about BudTrader is that it's the only place you can really market and advertise your cannabis business online because you're still restricted from using Google, Yahoo, Bing, Facebook, Twitter, to promote your cannabis business and the fact that we have two million registered users posting 150,000 new ads everyday where else can you find the cannabis community in one place?

So here are some of the advanced BudTrader analytics that we collect and there's things that we can identify because we can look at the data. These are some of our numbers just in the state of California, which is one of our more popular sections. They are averaging looking at around 620,000 pages, which is up 13% from last month. And they're spending about 11 minutes on the site and on average, the user comes back to the site twice a day.

We're looking at the back end and there's considerably more ads in the delivery section then there are in the dispensary section. So to me, this is proof of like a market trend that's coming here in the state of California, where the delivery service is going to become more important than the brick-and-mortar dispensary.

If you compare us to some of our competitors and the amount of time that people spend on their sites and how much time they spend on ours. People go to Leafly and spend about 3 minutes there. Weedmaps, they spend about 5 minutes. On BudTrader, they spend 16 minutes. So it's significantly more time than our competition, which I think speaks to how powerful BudTrader really is to the cannabis community and what a powerful marketing and advertising tool can be.

The number don't lie and what the numbers are telling us is that BudTrader is the premier platform for the cannabis community in the cannabis community. And if you're serious about growing your cannabis business or you're a cannabis enthusiast you're likely on BudTrader.